As filed with the Securities and Exchange Commission on October 1, 1996
                                                       Registration No. 33-98636
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                         -------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                TO THE FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        --------------------------------


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
             (Exact name of Registrant as specified in its charter)


         Delaware                      6162                     87-0418807
-------------------------    --------------------------   ---------------------
     (State or other             (Primary Standard           (I.R.S. Employer
     jurisdiction of                Industrial                Identification
     incorporation or           Classification Code              Number)
      organization)                   Number)

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                            103 Springer Building
                             3411 Silverside Road
                           Wilmington, Delaware 19810
                               (302) 478-6160
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ANTHONY J. SANTILLI, JR.
                  Chairman, President, Chief Executive Officer,
                 Chief Operating Officer, Treasurer and Director
                   American Business Financial Services, Inc.
                            Balapointe Office Center
                           111 Presidential Boulevard
                                    Suite 215
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies to:

                            JANE K. STORERO, ESQUIRE
                          Blank Rome Comisky & McCauley
                           1200 Four Penn Center Plaza
                        Philadelphia Pennsylvania  19103
                                 (215) 569-5500

                             _______________________

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box.   /X/

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the
earlier effective registration statement for the same offering.   / /

          If this Form is a post-effective registration statement filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

          If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. / /




















          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------

                                   PROSPECTUS
                                                      DATED SEPTEMBER __, 1996

--------------------------------------------------------------------------------


                          $50,000,000 PRINCIPAL AMOUNT

                                     [LOGO]

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                     THREE, SIX, EIGHTEEN AND THIRTY MONTH
                         SUBORDINATED INVESTMENT NOTES;
                ONE, TWO, THREE, FOUR, FIVE, SEVEN AND TEN YEAR
                          SUBORDINATED INVESTMENT NOTES

     This Prospectus relates to the offer and sale of up to $50,000,000 in principal amount (the "Offering") of unsecured, subordinated notes (the "Investment Notes" or the "Notes") of American Business Financial Services, Inc., a Delaware corporation ("ABFS" or the "Issuer"). The Investment Notes will be offered on an ongoing and continuous "best-efforts" basis by ABFS. The Investment Notes will be subordinated to all "Senior Debt" of the Company (as hereinafter defined), which includes the debt of ABFS and its subsidiaries. See "Summary of the Terms -- Subordination of Investment Notes." As of the date of this Prospectus, there was no Senior Debt outstanding. There is no limitation on the amount of Senior Debt the Company can incur. As of the date of the Prospectus, the Company had an aggregate of approximately $14.8 million in principal amount of indebtedness outstanding which ranks pari passu (i.e., equally) in right of payment to the Investment Notes offered hereby.


     Investment Notes will be issued in the minimum amount of $1,000. Purchasers of the Investment Notes will elect a maturity when they subscribe for the Investment Notes. The Notes may be extended by the Company, at its option, for an identical term unless the holder thereof requests payment within seven (7) days of the original maturity. Interest rates paid will depend on the term maturity of the Investment Note. See "Summary of Terms -- Investment Notes."
The Notes will be issued pursuant to an Indenture of Trust between the Issuer and First Trust, N.A., as Trustee. For a full description of the terms and provisions of the Investment Notes offered hereby, see "Description of the Investment Notes and The Indenture."

     The Issuer reserves the right to reject any subscription hereunder, in whole or in part, for any reason. Subscriptions will be irrevocable upon receipt by ABFS. In the event a subscription is not accepted by the Company, the proceeds of such subscription will be promptly refunded to the subscriber without deduction of any costs and without interest. The Company expects that such subscriptions will be refunded within 48 hours after the Company has received the subscription. No minimum amount of Investment Notes must be sold in the Offering. ABFS reserves the right to withdraw or cancel the Offering at anytime. In the event of such withdrawal or cancellation, Investment Notes previously sold will remain outstanding until maturity and pending subscriptions will be irrevocable. See "Plan of Distribution."

     The Notes will be issued in registered form. It is presently anticipated that there will be no trading market for the Investment Notes. The Investment Notes will not be transferable without the prior written consent of the Company. Such consent will be withheld in the event that the Company determines that such transfer might result in a violation of any state or Federal securities or other applicable law. The Notes will be issued pursuant to an Indenture of Trust between the Issuer and First Trust, N.A.. See "Description of the Investment Notes and The Indenture."

     ABFS is not subject to state or federal statutes or regulations applicable to banks and/or savings and loan associations with regard to insurance, the maintenance of reserves, the quality or condition of its assets or other matters. THE INVESTMENT NOTES OFFERED HEREUNDER ARE NOT CERTIFICATES OF DEPOSIT ("CDs"). PAYMENT OF PRINCIPAL AND INTEREST ON THE INVESTMENT NOTES IS NOT GUARANTEED BY ANY GOVERNMENTAL OR PRIVATE INSURANCE FUND OR ANY OTHER ENTITY. THE COMPANY'S REVENUES FROM OPERATIONS, INCLUDING THE SALE OR SECURITIZATION OF LOANS FROM ITS PORTFOLIO, THE COMPANY'S WORKING CAPITAL, AND CASH GENERATED FROM ADDITIONAL DEBT FINANCING REPRESENT THE COMPANY'S SOURCES OF FUNDS FOR THE REPAYMENT OF PRINCIPAL, AT MATURITY, AND THE ONGOING PAYMENT OF INTEREST ON THE INVESTMENT NOTES.

     THE NOTES ARE SPECULATIVE SECURITIES AND AN INVESTMENT HEREUNDER SHOULD BE UNDERTAKEN ONLY AFTER CAREFUL EVALUATION OF THE RISK FACTORS AND THE OTHER INFORMATION SET FORTH IN THE PROSPECTUS. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BEFORE PURCHASING THE INVESTMENT NOTES, SEE "RISK FACTORS" AT PAGE 6 HEREOF.

                        _________________________________


     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF INVESTMENT NOTES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT SETTING FORTH THE INTEREST RATES THEN BEING OFFERED ON THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------
                                                UNDERWRITING      PROCEEDS TO
                                   PRICE       COMMISSIONS AND   THE COMPANY
                                TO PUBLIC (1)   DISCOUNTS (2)      (2)(3)
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
 Per Note  . . . . . . . . .        100%             -0-              100%
 ------------------------------------------------------------------------------
 Total . . . . . . . . . . .    $50,000,000          -0-           $50,000,000
 ------------------------------------------------------------------------------

                                                   (footnotes on following page)

(1) The Investment Notes will be issued at their face principal value, without discount.

(2) ABFS does not currently have any agreements concerning the use of the services of any National Association of Securities Dealers, Inc. ("NASD") member broker-dealer as an agent to assist in the sales of the Investment Notes and, accordingly, is not presently obligated to pay any commissions in connection with the sale of the Investment Notes. If an agreement concerning the use of any broker-dealer is reached, ABFS may pay NASD member broker-dealers, as agents, an estimated commission ranging from .5% to 10% of the sale price of any Investment Note sold through any such agent, depending on numerous factors. ABFS may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. ABFS may also agree to reimburse such broker-dealers for costs and expenses, up to a maximum percentage to be determined, based upon a percentage of Investment Notes sold. See "Plan of Distribution."

(3) Before deducting other expenses incurred in connection with the Offering payable by ABFS estimated at approximately $1.4 million.



     No ABFS employee, broker-dealer, salesman or other person has been authorized to give any oral information or to make any oral representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by ABFS. This Prospectus does not constitute an offer of any securities other than those to which it relates or to any person in any jurisdiction where such offer would be unlawful. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

                              AVAILABLE INFORMATION

     The Issuer has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended, with respect to the registration of the Notes offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Issuer, the Notes offered by this Prospectus and related matters, reference is made to such Registration Statement, including the exhibits filed as a part thereof. Each statement in this Prospectus referring to a document filed as an exhibit to such Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

     The Issuer is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Commission. Such reports and other information filed by the Issuer can be inspected and copied at the public reference facilities maintained by the Commission at its Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located as follows: Chicago Regional Office, Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, IL 60661-2511; and New York Regional Office, 7 World Trade Center, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Issuer's Common Stock is traded on the Philadelphia Stock Exchange under the symbol "AFX". Reports, proxy statements and other information concerning the Issuer can be inspected at the offices of the Philadelphia Stock Exchange located at 1900 Market Street, Philadelphia, Pennsylvania 19103.

     The Issuer intends to provide Noteholders with annual reports containing audited financial statements and with such other periodic reports as the Issuer may from time to time provide to stockholders of the Issuer or as otherwise deemed appropriate or as may be required by law.

     Unless otherwise indicated, all information in the Prospectus has been adjusted to reflect a three for two stock split declared by the Board of Directors of ABFS which was paid on November 1, 1995 to stockholders of record of the Company on October 1, 1995.

                                SUMMARY OF TERMS

     The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere herein.

THE ISSUER AND ITS PRINCIPAL OPERATING ENTITIES

     The Company operates primarily throughout the Mid-Atlantic Region of the United States. The Company began operations as a commercial finance company in 1988 and initially offered commercial loans to credit impaired customers whose borrowing needs were not being serviced by commercial banks. Since its inception ABFS has significantly expanded its product line and geographic scope.

     Currently, ABFS, through its principal direct and indirect subsidiaries American Business Credit, Inc. ("ABC"), HomeAmerican Credit, Inc., American Business Leasing, Inc. and HomeAmerican Consumer Discount Company originates, services and sells a full spectrum of financial services products, including business, consumer and home equity loans and business leases. ABFS and its direct and indirect subsidiaries are referred to herein collectively as the "Company." As of June 30, 1996, the Company maintained a total loan and lease portfolio of $18,966,927, with an average yield of 15.23%.


     The Company's principal executive office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at such address is (302) 478-6160. The Company's principal offices for its operating subsidiaries are located at Balapointe Office Centre, 111 Presidential Boulevard, Suite 215, Bala Cynwyd, PA 19004. Its telephone number at such address is (610) 668-2440. See "Business."

SECURITIES OFFERED

     This offering relates to $50,000,000 in principal amount of unsecured, subordinated, term notes (the "Investment Notes" or the "Notes") issued by ABFS pursuant to an Indenture of Trust between the Issuer and First Trust, N.A., as trustee (the "Indenture"). The Notes are subordinated to the Senior Debt of the Company and are not insured, guaranteed or secured by any lien on any assets of ABFS.

     The Investment Notes are offered with fixed maturities ranging from three months to ten years. Individual Investment Notes will be issued as subscriptions are accepted. The Investment Notes are offered in minimum denominations of $1,000. Purchasers will be able to choose any of the following maturities: three months, six months, one year, eighteen months, two years, thirty months, three years, four years, five years, seven years or ten years.

     The Investment Notes are non-negotiable instruments and will be issued in fully registered form. Transfers of record ownership regarding Notes may be made only with the prior written consent of ABFS. Such consent will be withheld in the event that the Company determines that such transfer might result in a violation of any state or Federal securities or other applicable law and possibly under other circumstances.

     The term of the Notes may, with the consent of the Company, be extended in accordance with the procedure set forth below. The Company provides notice to the holder of a Note regarding upcoming maturity dates. The holder may request repayment for a period of up to seven (7) days after the maturity date of the Note. As a courtesy, the Company provides a request for repayment form with such notice. Use of such form by a holder is not a condition of repayment. Requests for repayment may also be made to the Company by letter. If the holder does not request repayment and the Company does not notify the holder of its intention to repay the Note, the Note will be extended for an identical term. If the Company intends to repay the Note and to not permit the holder to extend the term it will notify the holder of its intention at least seven (7) days prior to the expiration of the applicable term. Any Notes which are so extended will be extended at the interest rate then being offered by the Company, for newly issued Notes of like term and denomination. A tabular summary of the terms of the Notes appears on the following page.

     The Investment Notes will be subordinated to all Senior Debt of the Company. As of the date of this Prospectus, there was no Senior Debt outstanding. There is no limitation on the amount of Senior Debt the Company can incur. Senior Debt is defined for this purpose to include any indebtedness (whether outstanding on the date hereof or hereafter created) incurred in connection with borrowings by the Company (including its subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether such indebtedness is or is not specifically designated by the Company as being "Senior Debt" in its defining instruments. In addition, any indebtedness of the subsidiaries of the ABFS, other than the Senior Debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the Noteholders. See "Description of Investment Notes and Indenture."


USE OF PROCEEDS

     The net proceeds resulting from the sale of the Notes will be utilized by the Company for its general corporate purposes, including possibly repaying Senior Debt and debt which ranks pari passu (i.e., equally) with the Notes. See "Use of Proceeds."

                 HIGHLIGHTS OF TERMS OF INVESTMENT NOTES OFFERED


                                                                                           EIGHTEEN, THIRTY MONTHS AND ONE,
                                                 THREE AND SIX MONTH                         TWO, THREE, FOUR, FIVE, SEVEN
                                                   INVESTMENT NOTES                          AND TEN YEARS INVESTMENT NOTES
 ----------------------------------------------------------------------------------------------------------------------------------
 ----------------------------------------------------------------------------------------------------------------------------------
 TYPES OF NOTE OFFERED             Unsecured, Subordinated Fixed Term Notes         Unsecured, Subordinated Fixed term Notes
 ----------------------------------------------------------------------------------------------------------------------------------

 DENOMINATION OF INITIAL           Minimum purchase: $1,000 per Note or any amount  Minimum  purchase:  $1,000  per   Note  or  any
 PURCHASE AND ADDITIONAL           in excess thereof.                               amount in excess thereof.
 PURCHASES
----------------------------------------------------------------------------------------------------------------------------------
 ANNUAL INTEREST RATE              Fixed  upon issuance.  Purchasers will  elect a  Fixed upon  issuance. Purchasers  will elect  a term length and the interest rate applicable to  term length  and the  interest rate  applicable such Note  will be  based upon  the term length  to  such  Note  will be  based  upon  the  term
                                   chosen                                           length chosen.
 ----------------------------------------------------------------------------------------------------------------------------------

 PAYMENT OF INTEREST               Interest will  be compounded daily  and paid at  Interest will  be compounded daily and,  at the
                                   maturity.                                        election  of  the  holder,  paid  at  maturity,
                                                                                    monthly, quarterly, semi-annually or annually.
 ----------------------------------------------------------------------------------------------------------------------------------
 REDEMPTION BY HOLDER              May be redeemed by the holder only at maturity   May  be redeemed  by  the original  holder upon
                                                                                    the   occurrence    of   a    Total   Permanent
                                                                                    Disability, or  by his/her estate  after death,
                                                                                    at the principal amount plus accrued  interest.
                                                                                    Otherwise,  the holder  will have  no  right to
                                                                                    cause redemption prior to  maturity. (For joint
                                                                                    holders,   see   "Description  of   Notes   and
                                                                                    Indenture".)

 ----------------------------------------------------------------------------------------------------------------------------------
 REDEMPTION BY COMPANY             Not redeemable until maturity.                   Not redeemable until maturity.

 ----------------------------------------------------------------------------------------------------------------------------------
 FORM                              In  fully  registered form  and non-negotiable.  In  fully registered  form  and non-negotiable.
                                   Not  transferable  without the  Company's prior  Not  transferable without  the  Company's prior
                                   written consent.                                 written consent.
 ----------------------------------------------------------------------------------------------------------------------------------
 AUTOMATIC EXTENSION               If the  Company does not notify  the holder  of  If  the Company  does not notify  the holder of its intention to repay the Note at  least seven  its  intention to repay the Note at least seven
                                   (7)  days prior to maturity or  if not redeemed  (7) days prior  to maturity or if  not redeemed by holder  within  seven  (7)  days  after  its  by  holder  within  seven  (7) days  after  its
                                   maturity  date,  the   Note  will  be  extended  maturity  date,  the  Note   will  be  extended
                                   automatically  for  a  period   equal  to   the  automatically   for  a  period   equal  to  the
                                   original  term. Notes  to  be extended  will be  original  term. Notes  to be  extended will  be extended at a fixed rate equal to the rate then  extended  at  a fixed  rate  equal to  the rate being  offered on  newly-issued Notes  of  like  then being  offered  on newly-issued  Notes  of
                                   tenor,   term   and   denomination   at   their  like tenor,  term  and  denomination  at  their
                                   respective maturity dates.                       respective maturity dates.


     THE SECURITIES ARE UNSECURED OBLIGATIONS SUBORDINATED TO THE SENIOR DEBT OF THE COMPANY. THE COMPANY IS NOT SUBJECT TO STATE OR FEDERAL STATUTES OR REGULATIONS APPLICABLE TO COMMERCIAL BANKS AND/OR SAVINGS AND LOAN ASSOCIATIONS WITH REGARD TO INSURANCE, THE MAINTENANCE OF RESERVES, THE QUALITY OR CONDITION OF ITS ASSETS OR OTHER MATTERS. THE INVESTMENT NOTES OFFERED HEREUNDER ARE NOT CERTIFICATES OF DEPOSIT. PAYMENT OF PRINCIPAL AND INTEREST ON THE INVESTMENT NOTES IS NOT GUARANTEED BY ANY GOVERNMENTAL OR PRIVATE INSURANCE FUND OR OTHER ENTITY. THE COMPANY'S REVENUES FROM OPERATIONS, INCLUDING THE SALE OR SECURITIZATION OF LOANS FROM ITS PORTFOLIO, THE COMPANY'S WORKING CAPITAL AND CASH GENERATED FROM ADDITIONAL DEBT FINANCING REPRESENT THE COMPANY'S SOURCES OF FUNDS FOR THE REPAYMENT OF PRINCIPAL, AT MATURITY, AND THE ONGOING PAYMENT OF INTEREST ON THE INVESTMENT NOTES.

                                  RISK FACTORS

     Investors should consider, among other things, the following factors in connection with the purchase of the Investment Notes.

     ABSENCE OF INSURANCE AND REGULATION

     The Investment Notes are not insured by any governmental or private agency and they are not guaranteed by any public or private entity. Likewise, the Company is not regulated or subject to examination as commercial banks and thrift institutions are. The Company is not a commercial bank or savings/thrift institution. The Company is dependent upon proceeds from the continuing sale of Investment Notes and its institutional lines of credit to conduct its ongoing operations. The Company's revenues from operations, including the sale or securitization of loans from its portfolio, the Company's working capital and cash generated from additional debt financing represent the source of funds for repayment of principal at maturity and the ongoing payment of interest on the Investment Notes. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     RISKS OF MAKING LOANS SECURED BY REAL PROPERTY

     The Company makes most of its loans based on independent appraiser estimates of the fair market value of the real estate offered to collateralize its loans. Current internal credit guidelines of the Company for business loans to be kept in its portfolio generally provide for a maximum overall loan to value ratio of 75% of the appraised value of the real estate collateral. It is possible that the actual resale value of property collateralizing such loans may decrease below appraised estimates of value. Notwithstanding the loan to value ratios currently mantained by the Company, there can be no assurance that the market value of the real estate underlying such loans will at any time be equal to or in excess of the outstanding principal amount of such loans. Such a decrease could result in some or all of such loans being under-collateralized, presenting a greater risk of non-payment in the event of a default. See "Business."

     LENDING RISKS

     The Company markets loans, in part, to borrowers who, for one reason or another, are not able, or do not wish, to obtain financing from sources such as commercial banks. To the extent that such loans may be considered to be of a riskier nature than loans made by traditional sources of commercial financing, holders of the Notes of the Company may be deemed to be at greater risk than if the Company's business loans were made to other types of borrowers. In addition, the Company makes its loans in a circumscribed geographic area. This practice may subject the Company to the risk that a downturn in the economy in this area of the country would more greatly affect the Company than if its lending business and its portfolio were more diversified. While the Company has historically experienced relatively little prepayment activity on its portfolio, due principally to the pre-payment fees associated therewith, certain agreements in connection with home equity loans sold to unaffiliated lenders require that all or a portion of the fee be refunded if the loan is paid off during the first six to twelve months after origination. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     COMPETITION

     Certain segments of the Company's lending businesses are highly competitive. Certain lenders against which the Company competes have substantially greater resources, greater experience, as well as a more established market presence than the Company. The future profitability of the Company will depend upon its ability to compete in the marketplace of which there can be no assurance. See "Business."

     SUBORDINATION OF DEBT REPRESENTED BY SECURITIES

The Notes will be subordinate in claim and right to all "Senior Debt" of the Company. As of the date of this Prospectus there was no Senior Debt outstanding. There is no limitation on the amount of Senior Debt the Company can incur. Senior Debt is defined for this purpose to include any indebtedness (whether outstanding on the date hereof or thereafter created) incurred in connection with borrowings by the Company (including its subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether such indebtedness is or is not specifically designated by the Company as being "Senior Debt" in its defining instruments. If the Company were to become insolvent, such Senior Debt of the Company would have a priority of right to payment in connection with the liquidation of the Company and its assets. In addition, any indebtedness of the subsidiaries of ABFS, other than the Senior Debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to any Noteholders. There can be no assurance that any holder of the Company's indebtedness would be repaid upon a liquidation of the Company. See "Description of the Investment Notes and the Indenture."

     ABSENCE OF SINKING FUND

     The Investment Notes are unsecured obligations of the Company and no sinking fund (i.e. funds contributed on a regular basis to a separate account to repay the Notes) exists for the benefit of noteholders.

     RESIDENTIAL MORTGAGE FORECLOSURES

     The ability of a lender to avoid losses in its loan portfolio when a particular loan becomes delinquent or in default depends upon its ability to foreclose on the collateral it has accepted to collateralize such loan. In the case of the Company, the majority of that collateral is real estate. The Company's ability to foreclose on such real estate mortgages securing its loans is regulated by state law. While the precedents for such an action are extremely rare, in the past, certain jurisdictions, not including Pennsylvania or New Jersey, have, during difficult economic times, declared a moratorium on principal residence mortgage foreclosures. To the Company's knowledge, no such moratoriums are in effect at this time anywhere in the United States but there can be no assurance that such moratorium(s) will not be enacted in the future. Certain states may grant to mortgagors of foreclosed property a statutory right of redemption. The Company does not view any such statutory right of redemption as a material risk in foreclosing mortgaged property in the states in which it conducts its business but there can be no assurances that such statutory right of redemption will not be a material risk.

     RELIANCE ON MANAGEMENT

     The success of the Company's operations depend, to a large extent, upon the management, lending, credit analysis and business skills of the senior level management of the Company. If members of senior level management were for some reason unable to perform their duties or were, for any reason, to leave the Company, there can be no assurance that the Company would be able to find capable replacements. Currently, the Company does not have employment agreements with any of its executive officers. In addition, the Company does not hold "key-man" insurance for its executive officers other than Anthony J. Santilli, Jr. and Beverly Santilli. See "Management."

     ENVIRONMENTAL CONCERNS

     In the course of its business, the Company has acquired, and may acquire in the future, properties securing loans which are in default. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility and liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

     The ability of the Company to foreclose on the real estate mortgages collateralizing its loans, if at any time such a foreclosure would be otherwise appropriate, may be limited by the above-referenced environmental laws. While the Company would not make a mortgage loan collateralized by property as to which it had knowledge of an environmental risk or problem, it is possible that such a risk or problem could become known after the subject mortgage loan has been made.

     DEPENDENCE UPON DEBT FINANCING

     For its ongoing operations, the Company is dependent upon borrowings such as that represented by the Investment Notes and the Company's institutional lines of credit as well as funds received from the securitization of loans. The Company has a Revolving Credit and Security Agreement with a regional commercial bank in the amount of $3,500,000 which expires in December 1996. In addition, a subsidiary of the Company entered into an Interim Warehouse and Security Agreement with another lender. This credit facility is in the amount of $25,000,000 and expires in March 1997. This subsidiary also has a $7,500,000 Loan and Security Agreement with a commercial bank which expires in May 1998. At the present time, the Company intends to utilize the proceeds of the sale of the Investment Notes offered hereunder to finance its lending activities and as working capital. The Company's ability to continue to operate at present and to expand its operations in the future will at least, in part, be dependent upon the Company's continued access to such sources of debt financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     MANAGEMENT DISCRETION OVER SUBSTANTIAL AMOUNT OF THE PROCEEDS OF THE OFFERING AND POSSIBLE USE FOR FUTURE UNSPECIFIED ACQUISITIONS

     The net proceeds from the sale of the Notes will be utilized for general corporate purposes, including possible unspecified acquisitions of related businesses or assets (although none are currently contemplated). Proceeds received to date were used to fund the origination of loans and operations and it is currently anticipated that proceeds from the Offering will continue to be used for such purposes. Management will have broad discretion in allocating the proceeds of the Offering.

     DEPENDENCE UPON SECURITIZATIONS AND FLUCTUATIONS IN OPERATING RESULTS

     Since March 1995, the Company has pooled and sold through securitizations an increasing percentage of the business loans which it originates. Accordingly, adverse changes in the securitization market could impair the Company's ability to sell loans through securitizations on a favorable or timely basis. The Company is substantially dependent on sales of business loans as a source of revenues and any such impairment could have a material adverse effect upon the Company's results of operations and financial condition. Furthermore, the strategy of selling loans through securitizations requires the Company to build an inventory of loans over time, during which time the Company incurs costs and expenses. Since the Company does not recognize gains on the sale of such loans until it consummates a securitization thereof, which may not occur until a subsequent fiscal period, the Company's operating results for a given period can fluctuate significantly as a result of the timing and level of securitizations. If securitizations do not close when expected, the Company's results of operations may be adversely affected for that period.


     The documents governing the Company's previous securitizations require the Company to build over-collateralization levels through retention of excess servicing distributions and application thereof to reduce the principal balances of the senior interests issued by the related trust. This application causes the aggregate principal amount of the loans in the related pool to exceed the aggregate principal balance of the outstanding investor certificates. Such excess amounts serve as credit enhancement for the related trust and therefore fund losses realized on the loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent excess servicing distributions are required to be retained or applied to reduce principal from time to time. In addition, such retention diverts cash which would otherwise flow to the Company through its retained interest in the transaction, thereby slowing the flow of cash to the Company. In the event that the Company is unable to obtain alternative sources of cash, such diversion could have a material adverse effect on the Company's liquidity.

     As a result of securitizations, the Company now derives a significant portion of its income by realizing gains upon the sale of loans due to the excess spread associated with such loans at the time of sale. Excess spread represents the excess of the interest rate payable by an obligor on a loan over the interest rate passed through to the purchaser acquiring an interest in such loan, less the Company's servicing fee and other applicable recurring fees. When loans are sold in securitizations, the Company recognizes as current revenue and as an associated receivable the present value of the excess spread expected to be realized over the anticipated average life of loans sold less future estimated credit losses relating to the loans sold. These excess spreads and the associated receivable are computed using prepayment, loss, delinquency and discount rate assumptions that the Company believes are reasonable. The Company periodically reviews these assumptions in relation to actual experience and, if necessary, adjusts the receivable to the net present value of the estimated remaining future excess spreads.

     Although the Company believes that it has made reasonable estimates of the excess spread receivables likely to be realized, the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimates. The gain recognized by the Company upon the sale of loans will have been overstated if prepayments or losses are greater than anticipated. Higher levels of future prepayments, delinquencies and/or liquidations could result in decreased excess spreads and the write down of the receivable, which would adversely affect the Company's income in the period of adjustment. Should the estimated average loan life assumed for this purpose be shorter than the actual life, the amount of cash actually received over the lives of the loans would reduce the gain previously recognized at the time the loans were sold. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     RECENT OPERATING INCOME LEVELS

     During fiscal 1996, the Company experienced record levels of total revenues and net income as a result of increases in loan originations and the securitizations of loans. Total revenues increased approximately $6.7 million, or 119%, between fiscal 1995 and 1996 while net income increased approximately $1.2 million, or 299%, during the same fiscal period. The Company's ability to sustain the level of growth in total revenues and net income experienced during fiscal 1996 is dependent upon a variety of factors outside the control of the Company, including interest rates, economic conditions in the Company's primary market area, competition and regulatory restrictions. As a result, the rate of growth experienced in fiscal 1996 may not be sustained in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     CONTINGENT RISKS

     Although the Company sells substantially all loans which it originates on a nonrecourse basis, the Company retains some degree of risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers.

     In addition, documents governing the Company's securitizations require the Company to commit to repurchase or replace loans which do not conform to the representations and warranties made by the Company at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a securitization trust, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the succeeding month's collections.

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's results of operations and financial condition.

     DIVERSIFICATION OF THE BUSINESS

     The Company's involvement in consumer lending and commercial leasing is relatively new. Therefore, the Company is not able to predict with any certainty whether it will be able to operate such lines of business profitability either in the short or long term. There are also risks inherent in such lines of business which in some cases differ from those which exist in the Company's principal line of business as a commercial finance company. Certain of the smaller loans made by HomeAmerican Consumer Discount Company may be made on an unsecured basis. The Company does not at this time intend to aggressively pursue this line of business, but rather views this business as a complement to its business and home equity lending operations. While the equipment leases made by American Business Leasing, Inc. are secured by a lien on the equipment leased, such equipment is subject to the risk of damage, destruction or technological obsolescence prior to the termination of the lease. In the case of American Business Leasing, Inc.'s fair market value leases, lessees may choose not to exercise their option to purchase the equipment for its fair market value at the termination of the lease, with the result that American Business Leasing, Inc. may be required to sell such equipment to third party buyers at a discount or otherwise dispose of such equipment. See "Business."

     LIMITED LIQUIDITY -- LACK OF TRADING MARKET

     The Investment Notes are non-negotiable and are therefor not transferable without the prior written consent of the Company. Due to the length of the term of certain of the Investment Notes, the non-negotiable nature of the Investment Notes, and the lack of a market for the sale of the Investment Notes, even if the Company permitted a transfer, investors may be unable to liquidate their investment even if circumstances would otherwise warrant such a sale.

     ECONOMIC CONDITIONS, CHANGES IN INTEREST RATES AND RELATED UNCERTAINTIES

     Financial service companies are affected, directly and indirectly, by economic conditions, and by governmental policies. Economic downturns could result in decreased demand for credit, declining real estate values and the delinquency of outstanding loans. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowing. Because of the Company's focus on borrowers who are unable or unwilling to obtain financing from sources such as commercial banks, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those experienced in the commercial lending business generally. The Company's operations are dependent to a large degree on the interest rate spread which is the difference between interest from loans and income from the securitization of loans and costs related to loan securitizations. The Company's ability to generate revenues is dependent upon its ability to make loans at rates in excess of and for amounts at least equivalent to its outstanding indebtedness including the indebtedness of the Notes and costs related to loan securitizations. The Company's profitability will be affected by fluctuations in interest rates. For example, any future rise in interest rates, while increasing the income yield on the Company's assets, may adversely affect loan demand and the cost of funds. Conversely, any future decrease in interest rates may reduce the amounts which the Company may earn on its assets, but increase loan demand and reduce the cost of funds. Management does not expect any one particular factor to affect the Company's results of operations. However, a downtrend in several areas could have an adverse impact on the Company's profitability.

     REGULATORY RESTRICTIONS AND LICENSING REQUIREMENTS

     The Company's consumer home equity lending business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer home equity lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ("ECOA"), the Federal Real Estate Settlement Procedures Act ("RESPA") and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to examinations by state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, prohibit discrimination, regulate assessment, collection, foreclosure and claims handling, payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, and fees. Failure to comply with these requirements can lead to, termination or suspension of licenses, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

     Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following tables summarize selected consolidated financial data for ABFS and its subsidiaries and is qualified in its entirety by the more detailed financial statements, including the notes thereto, included elsewhere herein.



                                                                                       Year Ended June 30,
                                                              ---------------------------------------------------------------------
                                                                 1992          1993          1994          1995           1996
                                                              -----------   ----------    -----------   -----------    -----------
Operating Revenues  . . . . . . . . . . . . . . . . . . . .   $ 1,720,506   $ 2,043,989   $ 2,632,667   $ 5,644,077    $12,378,733
     Operating income (loss) before income taxes
     (recoverable), extraordinary items and cumulative
     effect of accounting change  . . . . . . . . . . . . .     (208,178)       66,532        334,140     893,903        3,120,663
     Net income . . . . . . . . . . . . . . . . . . . . . .       31,634        41,322         84,644     581,037        2,318,696
Per common share data
     Net income . . . . . . . . . . . . . . . . . . . . . .        $ .02         $ .02          $ .04       $ .27           $ 1.01
     Cash dividends declared  . . . . . . . . . . . . . . .        None           None           None        None            $0.03

Balance Sheet Data
                                                                                        June 30,
                                                              ---------------------------------------------------------------------
                                                                 1992          1993          1994          1995           1996
                                                              -----------   ----------    -----------   -----------    ------------
Total assets  . . . . . . . . . . . . . . . . . . . . . .      $5,367,774   $7,270,122    $12,283,829   $22,174,896     $46,894,163

Long-Term Debt  . . . . . . . . . . . . . . . . . . . . . .    $  933,091   $1,529,459    $ 3,984,854   $ 8,958,618     $14,780,617

                                USE OF PROCEEDS

     The net proceeds resulting from the sale of the Notes (estimated to be approximately $48.6 million net of estimated offering expenses if all of the Notes offered hereby are sold) will be utilized by the Company for its general corporate purposes. Corporate general purposes may include replacing some or all of the Company's Senior Debt, and debt which ranks pari passu, (i.e., equally) in right of payment to the Notes, including maturing Notes; financing of future growth; enlargement of the Company's business loan portfolio; enlargement of a lease portfolio; enlargement of a small consumer loan portfolio; the establishment of a warehouse portfolio of home equity loans as well as other finance related activities; and possible future acquisitions of related businesses or assets. The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until such time as the proceeds are utilized, they will be invested in short and long-term investments, including treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds and repurchase agreements, depending on the Company's cash flow requirements. The Company's investment policies permit significant flexibility as to the types of such investments that may be made by the Company. The Company may also maintain daily unsettled balances with certain broker-dealers. While the Company may from time to time consider potential acquisitions, the Company as of the date of this Prospectus had no commitments or agreements with respect to any material acquisitions.

             DESCRIPTION OF THE INVESTMENT NOTES AND THE INDENTURE

     The Notes will be issued pursuant to an Indenture (the "Indenture") between the Company and First Trust, N.A., as trustee (the "Trustee"). The terms of the Investment Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"), in effect on the date the Indenture is qualified thereunder. The Investment Notes are subject to all such terms, and holders of Investment Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following includes a summary of certain provisions of the Indenture, a copy of which is available from the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

     The Investment Notes will be general unsecured, subordinated term notes, subordinated in right of payment to the prior payment in full of all Senior Debt (as herein defined) of the Company, whether outstanding on the date of the Indenture or thereafter incurred, and are offered by the Company at maturities ranging from three months to ten years. The term of each Investment Note will be chosen by the purchaser of such Note upon subscription.

     The Investment Notes are not secured by any collateral or lien. There are no provisions for a sinking fund applicable to the Notes.

     FORM AND DENOMINATIONS

     The Investment Notes will be issued in fully registered form. The Notes are not negotiable instruments, and no rights of record ownership therein can be transferred without the prior written consent of the Company. Ownership of an Investment Note may be transferred on the Company register only by written notice to the Company signed by the owner(s) or such owner's duly authorized representative on a form to be supplied by the Company and with the prior written consent by the Company (which consent shall not be unreasonably withheld). The Company may also, in its discretion, require an opinion from such Noteholder's counsel that the proposed transfer will not violate any applicable securities laws. See "Summary of Terms." An Investment Note may be purchased in the minimum amount of $1,000 or any amount in excess thereof. Separate purchases may not be accumulated to satisfy the minimum denomination requirement.

     INTEREST

     The interest rates payable on the Investment Notes offered hereby will be established by the Company from time to time based on market conditions and the Company's financial requirements. The Company constantly re-evaluates its interest rates based on such analysis. Once determined, the rate of interest payable on an Investment Note will remain fixed for the original term of the Investment Note. The interest rate payable on an Investment Note will be determined based upon the maturity date and term established for such Note upon subscription.

     Interest on Investment Notes will be computed on the basis of an actual calendar year and will compound daily. Interest on Investment Notes with terms of less than twelve months will be paid at maturity. Purchasers of Investment Notes with terms of one year or greater may elect to have interest paid monthly, quarterly, semiannually, annually or at maturity. This election may be changed one time by the holder during the term of these longer term Notes. Requests to change such election are required to be made to the Company in writing. No specific form of change of election is required to be submitted to the Company. Any interest not otherwise paid on an interest payment date will be paid at maturity.

     The Company reserves the right to vary from time to time, in its discretion, the interest rates it offers on the Investment Notes based on numerous factors other than length of term to maturity. Such factors may include, but are not limited to: the desire to attract new investors; Investment Notes in excess of certain principal amounts; Investment Notes purchased for IRA and/or Keough accounts; rollover investments; and Investment Notes beneficially owned by persons residing in particular geographic localities. As of the date of this Prospectus, the Company is not offering varying interest rates to investors on Notes of identical maturity. However, the Company may make a decision to vary interest rates in the future based on its fund raising objectives including, but not limited to, the attraction of new investors in particular regions and the encouragement of the rollover of Investment Notes by current holders, circumstances in the financial markets and the economy and other factors, including, but not limited to, any additional costs incurred by the Company in selling Investment Notes in a particular jurisdiction which may at the time be relevant to the Company's operations.

     INTEREST ACCRUAL DATE

     Interest on the Investment Notes will accrue from the date of purchase, which is deemed to be, for accepted subscriptions, the date the Company receives funds, if received prior to 3:00 p.m. on a business day, or the next business day if the Company receives such funds on a non-business day or after 3:00 p.m. on a business day. For this purpose, the Company's business days will be deemed to be Monday through Friday, except for Pennsylvania legal holidays.

     INTEREST WITHHOLDING

     With respect to those investors who do not provide the Company with a fully executed Form W-8 or Form W-9, the Company will withhold 31% of any interest paid. Otherwise, no interest will be withheld, except on accounts held by foreign business entities. It is the Company's policy that no sale will be made to anyone refusing to provide a fully executed Form W-8 or Form W-9.

     AUTOMATIC EXTENSION

     At least seven (7) days prior to an Investment Note's stated maturity date, the Company will notify the registered holder in writing of such maturity date and of its intention to repay, or if the Company does not intend to repay, reminding the holder of the automatic extension. If at such time, the Company does not notify the holder of its intention to repay, subject to the holder's demand for repayment, the term of such Note will be automatically extended. If, within seven days after an Investment Note's maturity date, the holder thereof has not demanded repayment of such Note, and the Company has not notified the holder of its intention to repay such Note, such Note shall be extended for the same term identical to the term of the original Investment Note. The Investment Notes will continue to renew as described herein absent some action permitted under the Indenture and the Notes by either the holder or the Company. Interest shall continue to accrue from the first day of such renewed term. Such Note, as renewed, will continue in all its provisions, including provisions relating to payment, except that the interest rate payable during any renewed term shall be the interest rate which is then being offered by the Company on similar Investment Notes being offered as of the renewal date. If similar Investment Notes are not then being offered, the interest rate upon renewal will be the rate specified by the Company on or before the maturity date, or the Note's current rate if no such rate is specified. If the Company gives notice to a Noteholder of the Company's intention to repay an Investment Note at maturity, no interest will accrue after the date of maturity. Otherwise, if a Noteholder requests repayment within seven days after its maturity date, the Company will pay interest during the period after its maturity date and prior to repayment at the lower of (i) the lowest interest rate then being paid on debt securities being offered by the Company to the general public or (ii) the rate being paid on such Note immediately prior to its maturity. As a courtesy, the Company provides a request for repayment form with such notice. Use of such form by a holder is not a condition of repayment. Requests for repayment may also be made to the Company by letter or telephone.

     REDEMPTION BY THE COMPANY

     The Company will have no right to prepay an Investment Note. The holder has no right to require the Company to prepay any such Note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

     REDEMPTION BY THE HOLDER UPON DEATH OR TOTAL PERMANENT DISABILITY

     Except for Investment Notes with maturities of less than 12 months, an Investment Note may be redeemed at the election of the holder following his Total Permanent Disability, as established to the satisfaction of the Company, or by his estate following his death. The redemption price, in the event of such a death or disability, will be the principal amount of the Investment Note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint record owners of an Investment Note, the election to redeem will apply when either record owner dies or becomes subject to a Total Permanent Disability. In other cases of Investment Notes jointly held, the election will not apply.

     The Company may modify the foregoing policy on redemption after death or disability. However, no such modification will affect the right of redemption applicable to any then outstanding Investment Note. Should the Company modify such policy at a future date, written notice of such modification will be sent to all owners of those outstanding Investment Notes which were purchased while the policy was in effect (but such notice will not affect the right to redeem such outstanding Investment Notes after the owner's death or disability.)

     For the purpose of determining the right of a holder to demand early repayment of an Investment Note, Total Permanent Disability shall mean a determination by a physician chosen by the Issuer that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, defined as working at least forty hours per week, during the succeeding twenty-four months.

     SUBORDINATION

     The indebtedness evidenced by the Investment Notes, and any interest thereon, are subordinated to all "Senior Debt" of the Company. Senior Debt is defined for this purpose to include any indebtedness (whether outstanding on the date hereof or thereafter created) incurred by the Company in connection with borrowings by the Company (including its subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether such indebtedness is or is not specifically designated by the Company as being "Senior Debt" in its defining instruments. As of the date of this Prospectus, there was no Senior Debt outstanding. There is no limitation under the Indenture on the amount of Senior Debt the Company can incur. The Notes are not guaranteed by any subsidiaries of ABFS. Accordingly, in the event of a liquidation or dissolution of a subsidiary of ABFS, the law requires that creditors of that subsidiary be paid, or provision for such payment be made, from the assets of that subsidiary prior to distributing any remaining assets to ABFS as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of such subsidiary will receive payment of their claims prior to any payment to the Noteholders. Any indebtedness of ABFS, other than that described as Senior Debt, will have rights upon liquidation or dissolution of ABFS which ranks parri passu in right of payment to the Investment Notes offered hereby.

     For a discussion of the Company's status as a holding company and the lack of insurance or guarantees in support of the Notes, see "Risk Factors - Absence of Insurance and Regulation."

     In the event of any liquidation, dissolution or any other winding up of the Company, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the Federal Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any Event of Default (as described below), no payment may be made on the Investment Notes until all Senior Debt has been paid. In any such event, holders of Senior Debt may also submit claims on behalf of Noteholders and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the Noteholders. If any distribution is nonetheless made to Noteholders, the money or property distributed to them must be paid over to the holders of the Senior Debt to the extent necessary to pay Senior Debt in full.

     EVENTS OF DEFAULT

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Investment Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of principal on the Investment Notes (whether or not prohibited by the subordination provisions of the Indenture) and continuation thereof for 30 days; (iii) failure by the Company to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of the assets of the Company (after notice and provided such default is not cured within 60 days after receipt of notice); (iv) failure by the Company for 60 days after notice to comply with certain other agreements in the Indenture or the Investment Notes; and (v) certain events of bankruptcy or insolvency with respect to the Company.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least a majority in principal amount of the then outstanding Investment Notes may declare all of the Investment Notes to be due and payable immediately; provided, however, that so long as any Senior Debt is outstanding, such declaration shall not become effective until the earlier of (x) the day which is five Business Days after the receipt by representatives of Senior Debt of such written notice of acceleration or (y) the date of acceleration of any Senior Debt. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding Investment Notes will become due and payable without further action or notice. Holders of the Investment Notes may not enforce the Indenture or the Investment Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Investment Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Investment Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the Investment Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Investment Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Investment Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

     AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided herein, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Investment Notes then outstanding, and any existing Default or compliance with any provision of the Indenture or the Investment Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Investment Notes.

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Investment Notes held by a nonconsenting holder of Investment Notes) (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note, (iii) reduce the rate of or change the time for payment of interest, including default interest, on any Investment Note, (iv) waive a Default or Event of Default in the payment of principal or premium, if any, or interest on or redemption payment with respect to the Investment Notes (except a rescission of acceleration of the Investment Notes by the holders of at least a majority in aggregate principal amount of the Investment Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Investment Note payable in money other than that stated in the Investment Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Investment Notes to receive payments of principal of or interest on the Investment Notes, (vii) make any change to the subordination provisions of the Indenture that adversely affects holders of Investment Notes, (viii) modify or eliminate holders redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right), or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of Investment Notes, the Company and/or the Trustee may amend or supplement the Indenture or the Investment Notes to cure any ambiguity, defect or inconsistency; to provide for assumption of the Company's obligations to holders of the Investment Notes in the case of a merger or consolidation; to make any change that would provide any additional rights or benefits to the holders of the Investment Notes or that does not adversely affect the legal rights under the Indenture of any such holder, including an increase in the aggregate dollar amount of Investment Notes which may be outstanding under the Indenture; to modify the Company's policy to permit redemptions of Investment Notes upon the death or Total Permanent Disability of any holder of Investment Notes (but such modification shall not adversely affect any then outstanding Note); or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

     CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company.

     The holders of a majority in principal amount of the then outstanding Investment Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Investment Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

     PLACE AND METHOD OF PAYMENT

     Principal and interest on the Investment Notes will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his address appearing in the register which the Company maintains for that purpose.

     NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Investment Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Investment Notes by accepting an Investment Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Investment Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.

     REPORTS

     The Company publishes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. Copies of such reports will be sent to Noteholders.


     SERVICE CHARGES

     The Company reserves the right to assess service charges for replacing lost or stolen Investment Notes (for which an affidavit from the holder will be required), changing the registration of any Investment Note when such change is occasioned by a change in name of the holder, or a transfer (whether by operation of law or otherwise) of the Investment Note by the holder to another person.

     ADDITIONAL SECURITIES

     The Company may offer from time to time additional classes of Notes with terms and conditions different from the Investment Notes offered hereby. The Company will amend this Prospectus if and when it decides to offer to the public any additional class of security hereunder.

     VARIATIONS BY STATE

     The Company reserves the right to offer different Investment Notes and to vary the terms and conditions of the offer (including, but not limited to, additional interest payments and service charges for all Investment Notes) depending upon the state where the purchaser resides.

                                    BUSINESS

AMERICAN BUSINESS FINANCIAL SERVICES, INC.

     GENERAL. ABFS was incorporated in Delaware in 1985 under the name Kingsway Enterprises, Inc., which name was subsequently changed to Geriaco. In early 1993, ABFS acquired one hundred percent ownership of ABC through a tender offer to the equity security holders of ABC, offering shares of ABFS's common stock in exchange for each share of ABC common stock and preferred stock outstanding, pursuant to which the former shareholders of ABC gained control of ABFS and the Geriaco name was changed to ABFS. ABFS's only activity as of the date hereof has been: (i) acting as the holding company for the Company's operating subsidiaries and (ii) raising capital for use in the Company's lending operations and otherwise. The Company presently employs 120 people on a full time basis and two people on a part-time basis.

     ABFS, through its business lending subsidiary ABC, began its operations in 1988 as a privately-held enterprise offering commercial loans to credit impaired customers whose borrowing needs were not being serviced by commercial banks. Since its inception ABFS has significantly expanded its product line and geographic scope. Currently, ABFS is a full service financial services company operating primarily throughout the Mid-Atlantic Region of the United States. ABFS, through direct and indirect subsidiaries described below, originates, services, purchases and sells a full spectrum of financial services products, including business, consumer and home equity loans and business leases.

     ABFS is the parent holding company of ABC and its subsidiaries, American Business Finance Corporation, HomeAmerican Credit, Inc., Processing Service Center, Inc., HomeAmerican Consumer Discount Company, American Business Leasing, Inc., and ABC Holdings Corporation (collectively, the "Company"). The Company's subsidiaries, ABFS 1995-1, Inc., ABFS 1995-2, Inc., ABFS 1996-1 Inc., and ABFS 1996-2, Inc. were incorporated to facilitate the Company's securitizations and do not engage in any business activity other than holding the subordinated certificate and the residual. See "Securitizations." American Business Finance Corporation was incorporated in connection with the issuance of subordinated debentures in 1990 through 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." ABC Holdings Corporation was incorporated to hold properties acquired through foreclosure. Processing Service Center, Inc. processes home equity loan applications for local banks. The Company's principal businesses are described herein.

     ABFS's Common Stock is traded on the Philadelphia Stock Exchange under the symbol "AFX".

     BUSINESS STRATEGY. The Company's objective is to enhance its significance as a participant in the financial services industry. The Company believes that its growth has been sustained by its commitment to servicing segments of the market which the Company believes are not adequately serviced by commercial banks. In servicing its markets, the Company stresses the importance of customer service, including prompt response to requests for loans or leases.
The Company remains committed to increasing revenues by: (i) developing new financial services profit centers; (ii) broadening its geographic business base;
(iii) expanding its capabilities to service an expanding customer base and portfolio of customer loans; and (iv) continuing to utilize securitizations of its loan (the process of aggregating loans into pools that are used to collateralize securities which are issued to third party investors) and possibly its lease portfolios. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     SECURITIZATIONS. The sale of the Company's home equity and business loans through securitizations is an important objective of the Company. In furtherance of this objective, the Company, during fiscal year 1996, sold in the secondary market senior interests in two pools of loans it securitized. Generally, a securitization involves the transfer by the Company of receivables representing a series of loans to a single purpose trust in exchange for certificates or securities issued by the trust. The certificates represent an undivided ownership interest in the loans transferred to the trust. The certificates consist of a class of senior certificates, and a residual interest and may include a class of subordinated certificates. In connection with securitizations, the senior certificates are sold to investors and the subordinate certificates, if any, and residual interest are typically retained by the Company. As a result of the sale of the senior certificates, the Company receives a cash payment representing a substantial portion of the principal balance of the loans held by the trust. The senior certificates will entitle the holder to be repaid the principal of its purchase price and the certificates bear interest at a stated rate of interest. The stated rate of interest is typically substantially less than the interest rate required to be paid by the borrowers with respect to the underlying loans. As a consequence, the Company is able to receive cash for a portion of its portfolio and to pay the principal and interest required by the senior certificate with the cash flows from the underlying loans owned by the trust. However, since the interest in the loans held by the Company (the subordinate certificate and the residual interest) is subordinate to the senior certificate, the Company retains a portion of the risk that the full value of the underlying loans will not be realized. Additionally, the holder of the senior certificates will receive certain additional payments on account of principal in order to reduce the balance of the senior certificates in proportion of the subordinated amount held by the Company. The additional payments of principal are designed to increase the senior certificate holder's protection against loan losses. In the typical subordination structure, the Company, as the holder of the residual interest in the trust will be entitled to receive all of the remaining interest in the loans at the time of the termination of the trust.

     The pooling and servicing agreements that govern the distribution of cash flows from the loans included in the securitization trusts require the overcollateralization of the senior interests by using interest receipts on the mortgage loans to reduce the outstanding principal balance of the senior interests to a pre-set percentage of the mortgage loans. The overcollateralization percentage may be reduced over time according to the delinquency and loss experience of the loans. The Company's interest in each overcollateralized amount is reflected in the Company's financial statements as a portion of the "residual". To the extent that a loss is realized on the loans, losses will be paid first out of the excess interest spread received and ultimately out of the overcollateralization amount available to the residual certificates, and the subordinated certificate, if available. If losses exceed the Company's projected amount, the excess losses will result in a reduction in the value of the residual certificate held by the Company. See "Risk Factors - Dependence upon Securitizations and Fluctuations in Operating Results."

     The Company may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by the Company in the pooling and servicing agreements entered into when the loans are pooled and sold through securitizations.

     The Company generally retains the servicing rights with respect to all loans securitized . Such loans are serviced by ABC, a subsidiary of the Company. See "American Business Credit, Inc."


     As set forth in greater detail below, subject to market conditions, the Company anticipates that it will continue to build portfolios of business loans and home equity loans and enter into securitizations of these portfolios. The Company may also consider the securitization of business leases in the future. The Company believes that a securitization program provides a number of benefits by allowing the Company to diversify its funding base, provide liquidity and lower its cost of funds.


AMERICAN BUSINESS CREDIT, INC.

     GENERAL. ABC, a Pennsylvania corporation incorporated in 1988, is a commercial finance company which originates, services and sells business loans collateralized by real estate. ABC typically makes loans to owners of small businesses who do not meet all of the credit criteria of commercial banks, but who ABC determines has the business purpose, motivation and real estate collateral required to repay his, her or its obligation. ABC has sustained growth in this business by carefully identifying a niche market and building an experienced organization capable of responding to customer needs and servicing the loan portfolios.

     LENDING. ABC operates in Pennsylvania, Delaware, New Jersey, New York, Virginia and Maryland and plans to expand into the Southeastern Region of the United States. ABC makes business loans to corporations, partnerships, sole proprietors and other business entities. ABC primarily makes loans to borrowers with non-perfect credit histories. As a result, ABC typically requires lower loan-to-value ratios (amount of loan as compared to appraised value of collateral securing the loan) than are typically required of borrowers with unblemished credit histories. All loans are collateralized by a first or second mortgage lien on a principal residence or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. ABC, generally, further collateralizes its loans by obtaining a lien on the borrower's other tangible and intangible assets by filing appropriate Uniform Commercial Code financing statements.



     ABC makes loans for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition and debt-consolidation. ABC does not target any particular industries or trade groups and, in fact, takes precautions against concentrations of loans in any one industry group.

     Loans made by ABC generally range from $15,000 to $350,000 and have an average balance of approximately $70,000.

     STRATEGY. ABC markets its business loans through various forms of advertising, and a direct sales force. The advertising includes large direct mail campaigns directed at owners of small businesses located in its service area. Newspaper and radio advertising are also utilized. ABC's marketing efforts are principally undertaken by its commissioned sales staff, which consists of full time professional sales persons who are responsible for converting advertising leads into loan applications.

     LENDING POLICIES AND PRACTICES. Summarized below are certain of the lending policies and practices which ABC follows. It should be noted that such policies and practices will be altered, amended and supplemented as conditions warrant. ABC reserves the right to make changes in its day to day practices and policies in its sole discretion. Such changes may be made by management without a vote of the Company's shareholders.

     ABC endeavors at all times to keep its interest and other charges competitive with the lending rates of other finance companies. Generally, loans are made at fixed rates for fixed terms ranging from one to fifteen years. Generally, ABC computes interest due on its outstanding loans using the simple interest method. ABC requires that title insurance be obtained in connection with its loans. In all instances, ABC permits borrowers to prepay such loans. Where permitted by applicable law, ABC may impose a prepayment penalty. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between ABC and the individual borrower prior to consummation of the loan.

     Generally, ABC will not make a loan collateralized by residential real estate where the overall loan to value ratio (based on independent appraised fair market value) on the properties collateralizing the loans is equal to or greater than seventy-five (75%) percent. Generally, ABC will not make a loan collateralized by commercial real estate where the overall loan to value ratio (based on independent appraised fair market value) is equal to or greater than sixty (60%) percent. Occasionally, exceptions to these maximum levels are made if other collateral is available or if there are other compensating factors.

     UNDERWRITING PROCEDURES. ABC's underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability and the value and adequacy of the mortgaged property as collateral. Initially, the borrower is required to fill out a detailed application providing pertinent credit information. As part of the description of the borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the borrower's ability to repay the debt as well as sufficient income and equity, ABC obtains and reviews an independent credit bureau report on the credit history of the borrower and verification of the borrower's income by obtaining and reviewing one or more of the borrower's pay stubs, income tax returns, checking account statements, W-2 tax forms or verification of business or employment forms.

     In determining the adequacy of the mortgaged property as collateral, an appraisal is made of each property considered for financing. The appraisal is completed by an independent qualified appraiser and generally includes pictures of comparable properties and pictures of the subject property's interior.

     Once all applicable employment, credit and property information is obtained, a determination is made by ABC as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the borrower's monthly obligations.

     SERVICING OF LOANS. Generally, ABC will be responsible for servicing the loans it maintains in its portfolio or which are securitized by the Company in accordance with its established servicing procedures. In servicing its loans, ABC initiates the collection process one day after a borrower misses a monthly due date. When a loan becomes forty-five (45) to sixty (60) days delinquent, it is transferred to ABC's loan work-out department. The work-out department attempts to reinstate a delinquent loan, seek a payoff, or occasionally enter into a loan modification agreement with the borrower to avoid foreclosure. If a borrower declares bankruptcy, the matter is immediately referred to counsel.
ABC in its capacity as the servicer of securitized loans is obligated to advance funds (an "Advance") in respect of each monthly loan interest payment that accrued during the collection period for the loans but was not received, unless ABC determines that such advances will not be recoverable from subsequent collections in respect to the related loans.

     PURCHASING OF EXISTING LOANS. In the normal course of business, ABC may in the future purchase business/commercial loan portfolios from individuals, banks, other commercial finance companies as well as other sources of commercial loans. Any loans so purchased would be collateralized by real estate located in ABC's market area. Each such individual loan would be reviewed by a lending officer of ABC prior to acquisition to see if the loan and all related matters conform to ABC's lending procedures and policies.

     SALE AND SECURITIZATION OF LOANS. In the normal course of its business, ABC sells loans which it has made to unrelated third party investors through the
(i) sale of individual loans; (ii) bulk sale of several loans; and (iii) securitization of an entire portfolio of loans. Such sales may occur shortly after the consummation of a loan by ABC, out of ABC's portfolio or after ABC has built a portfolio of loans. In all instances, ABC sells such loans to unrelated entities for a premium, thereby generating income for ABC. Since the Company has recently emphasized the securitization of its loans, the sale of individual loans and the bulk sale of loans have become, on a relative basis, a smaller portion of ABC's day to day business.

     COMPETITION.  As a finance company, ABC competes against many other finance
companies and financial institutions.   ABC competes with these entitles by
focusing on servicing a portion of this market which ABC believes is not adequately serviced by banks and by providing highly responsive and quick customer service. See "Risk Factors -Competition."

HOMEAMERICAN CREDIT, INC.

     GENERAL.    HomeAmerican Credit, Inc. d/b/a Upland Mortgage ("HAC" or
"Upland"), which was incorporated in Pennsylvania in 1991, is principally a consumer home equity lender currently operating in Pennsylvania, New Jersey, Delaware, Maryland and Virginia.

     In February of 1996, HAC acquired substantially all of the assets of Upland Mortgage Corporation, a Pennsylvania, New Jersey and Delaware mortgage broker. Believing Upland Mortgage's name had better recognition and marketing potential HAC adopted Upland's name and now does business as "Upland Mortgage". HAC is herein after referred to as Upland.

     In recent years, Upland has experienced growth in its loan business in a highly competitive business environment. Upland is expanding its professional, service oriented infrastructure to accommodate and service an increasing volume of home equity loans. The Processing Service Center, Inc., an ABC subsidiary ("PSC"), has recently entered into business arrangements with certain banks pursuant to which PSC will process non-conforming first and second mortgage loans generated by the banks for purchase by Upland. Upland intends to utilize this relationship to expand its lending base.

     LENDING. Upland primarily originates residential mortgages and consumer home equity loans but will originate business loans in limited situations where certain state licensing does not permit ABC to make such loans. Historically, each of the non-business residential mortgages and home equity consumer loans originated and funded by Upland were sold to one of several third party lenders, at a premium. Currently, Upland builds portfolios of consumer home equity loans for the purpose of selling or securitizing such loans.

     STRATEGY. Upland primarily markets its residential mortgage and consumer home equity loans through print advertisement in newspapers, radio advertisements and through direct mail campaigns. Beginning in September of 1996, Upland embarked on a television advertising campaign for the marketing of its home equity loan products. Supporting this television campaign will be radio and print advertising designed to capitalize on the Company's television ads.

     LENDING POLICIES AND PRACTICES. Upland takes applications from potential borrowers over the phone and in person. The loan request is then processed and closed. Upland attempts to provide its home equity borrowers with a loan approval within 24 hours and to close its home equity loans within five days of obtaining a loan approval.

     Upland attempts to maintain its interest and other charges competitive with the lending rates of other finance companies and banks. Generally, its consumer home equity loans are made at fixed rates for fixed terms and may extend for a term of up to thirty (30) years. Its residential mortgage loans are offered in varied forms. In all instances, Upland permits borrowers to prepay their loans. Where permitted by applicable law, Upland may impose a prepayment penalty. Whether a prepayment penalty is imposed and the amount of such penalty , if any, is negotiated between Upland and the individual borrower prior to closing of the loan. In the majority of cases, Upland does not impose a prepayment penalty.

     UNDERWRITING PROCEDURES. Upland's underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability and the value and adequacy of the mortgaged property as collateral. Initially, the borrower is required to fill out a detailed application providing pertinent credit information. As part of the description of the borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the borrower's ability to repay the debt as well as sufficient income and equity, Upland obtains and reviews an independent credit bureau report on the credit history of the borrower and verification of the borrower's income by obtaining and reviewing one or more of the borrower's pay stubs, income tax returns, checking account statements, W-2 tax forms or verification of business or employment forms.

     In determining the adequacy of the mortgaged property as collateral, an appraisal is made of each property considered for financing. The appraisal is completed by a qualified appraiser on a Federal National Mortgage Association ("FNMA") form including pictures of comparable properties.

     Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the borrower's monthly obligations.

     SERVICE AREA. Upland is licensed to act and currently operates as a first and second mortgage banker/lender in Pennsylvania, New Jersey, Delaware, Maryland and Virginia. Upland has recently been granted licenses to act as a mortgage lender in Georgia, North Carolina, Connecticut and Florida. Upland anticipates beginning to lend on a limited basis in those states during calendar year 1997. Upland currently conducts its business from two offices. Its primary or main office is located at the Company's main offices and its branch office is located in Cherry Hill, New Jersey. Upland may open additional locations within or outside of its present service area as its markets develop in such other areas.

     REGULATION. The consumer home equity lending business is highly regulated by both federal and state laws. All consumer loans must meet the requirements of the federal Truth-In-Lending Act, the Real Estate Settlement Procedures Act and Federal Reserve Regulations X, Z and B. In addition to the federal laws, Upland is licensed and regulated by the Departments of Banking in the various states in which it is licensed. Upland maintains compliance with the various federal and state laws through its in-house and outside counsel which continually review Upland's documentation and procedures and monitor and apprise
Upland on various changes in the laws.   See "Risk Factors - Regulatory
Restrictions and Licensing Requirements."

     COMPETITION. Upland has significant competition in the consumer home equity market. Upland competes with banks, thrift institutions and other financial companies, which may have greater resources and name recognition. Upland attempts to mitigate these factors through a highly trained staff of professionals and rapid response to prospective borrowers' requests. See "Risk Factors - Competition."

AMERICAN BUSINESS LEASING, INC.

     GENERAL.   American Business Leasing, Inc. ("ABL"), a Pennsylvania
corporation, was incorporated in December of 1994 for the purpose of offering financing in the form of leasing to businesses for equipment acquisition purposes. Since the commencement of its business in 1995, ABL has identified and pursued a niche in the leasing market, small to medium-sized office and industrial equipment, and has established a lease portfolio of approximately $4.5 million as of June 30, 1996.

     LEASING. ABL markets its products and originates business equipment leases throughout the United States with primary emphasis on the Northeast corridor of the United States. ABL makes business leases to corporations, partnerships, other entities and sole proprietors. All such lessees must meet certain specified financial and credit criteria.

     ABL leases various types of business equipment including, but not limited to, computer equipment, phone systems, copiers, and construction equipment. ABL does not target any particular industry or trade group and avoids the concentration of leases in any one particular industry group. While ABL retains a security interest in and to the equipment, it is not dependent on the value of the equipment as the principal means of securing the lease. The primary security for the lease is the borrower's financial strength and its credit history.

     Generally, ABL's leases are of two types: (i) finance leases which have a term of twelve (12) to sixty (60) months and provide a purchase option exercisable by the lessee at $1.00 at the termination of the lease and (ii) fair market value or true leases which have a similar term but provide a purchase option exercisable by the lessee at the fair market value of the equipment at the termination of the lease.

     ABL's leases generally range in size from $1,000 to $250,000, with an average lease size of approximately $12,000.

     STRATEGY. ABL primarily obtains its business leasing customers through equipment manufacturers, brokers and vendors with whom it has a relationship and through a direct sales force. The Company also believes that ABL will benefit from the customer base and advertising efforts of ABC and that ABC may benefit as well from ABL's network of vendors.

     LEASING POLICIES AND PRACTICES. Generally, ABL's interest rate and other terms and conditions of its leases are competitive with the leasing terms of other leasing companies in the area. As stated above, the leases are for terms of twelve (12) to sixty (60) months and are structured with purchase options whose exercise prices range from $1.00 to the fair market value of the equipment at the time of the lease termination.

     ABL secures all of its leases with a lien on the leased equipment. However, creditworthiness and financial strength of the lessee are the primary criteria utilized by ABL in determining whether to enter into a lease arrangement with a specific lessee. Currently, ABL retains all leases it makes in its lease portfolio and services all such leases. It is anticipated that in the future, ABL may develop relationships with third party purchasers of leases and will sell a portion of the leases it makes to such third parties. The sale of leases to third party purchasers may or may not require ABL to retain the servicing rights to such leases.

     It should be noted that the above policies and practices may and will be altered, amended and supplemented as conditions and circumstances warrant. ABL reserves the right to make changes in its day to day practices and policies in its sole discretion.

     SALE OF LEASES. The Company has and intends to continue to build its lease portfolio which may be at the appropriate time sold in bulk. The Company may, in the future, attempt to securitize its lease portfolio provided economic conditions warrant such activity.

     SERVICE AREA. ABL markets, services and originates business equipment leases throughout the United States with particular emphasis on the Northeastern corridor of the United States. ABL conducts its business operations from the Company's main offices. As markets develop in other areas, ABL may open additional offices within or outside its present service area.

     COMPETITION. ABL has significant competition in the equipment leasing industry. ABL competes with banks, leasing and financial companies with greater resources, capitalization and name recognition throughout its market area. It is the intention of ABL to capitalize on its vendor relationships and the efforts of its direct sales force to combat these competitive factors. See "Risk Factors - Competition."

HOMEAMERICAN CONSUMER DISCOUNT COMPANY

     HomeAmerican Consumer Discount Company ("HCDC"), a Pennsylvania corporation, was incorporated in November 1993 for the purpose of offering secured and unsecured small consumer loans (i.e., loans up to $15,000) to
residents of Pennsylvania and New Jersey.   Currently, HCDC builds a portfolio
and periodically, sells such portfolio of loans to third party investors.   As
of June 30, 1996, HCDC maintained a portfolio of small consumer loans of approximately $100,000. The Company presently views this line of business as ancillary to its principal lines of business and does not actively pursue small consumer loans.


PROPERTY

     Except for real estate acquired in foreclosure as part of the Company's normal course of business, neither ABFS nor its subsidiaries presently hold title to any real estate for operating purposes. The interests which the Company presently holds in real estate are in the form of mortgages against parcels of real estate owned by HAC's or ABC's borrowers or affiliates of HAC's or ABC's borrowers and real estate acquired through foreclosure.

     The Company presently leases office space at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania, just outside the city limits of Philadelphia. The Company is currently leasing its office space under a five (5) year lease with a current year annual rental of approximately $431,000. The Company is currently negotiating with its landlord to lease additional office space in the building where its executive offices are located. In addition, the Company leases an executive suite in Boca Raton, Florida, expiring in February, 1997.

     Upland leases its New Jersey office in Cherry Hill, New Jersey.



LEGAL PROCEEDINGS

     On or about February 17, 1995, American Business Leasing, Inc. was served with a Writ of Summons captioned MONTGOMERY LEASING COMPANY V. AMERICAN BUSINESS LEASING, INC., AMERICAN BUSINESS CREDIT, INC. AND AMERICAN BUSINESS FINANCIAL SERVICES, INC., Court of Common Pleas of Montgomery County (Pennsylvania), No. 95-03554. In connection therewith, on or about May 18, 1995, American Business Leasing, Inc. was served a complaint captioned MONTGOMERY LEASING COMPANY V. AMERICAN BUSINESS LEASING, AMERICAN BUSINESS CREDIT, AMERICAN BUSINESS FINANCIAL SERVICES, INC., DONNA WESEMANN AND CHRISTINE ADAMS, Court of Common Pleas of Montgomery County (Pennsylvania) No. 95-07219. The complaint alleges that the named defendants acted in a conspiracy to damage the plaintiff; misappropriated assets of the plaintiff; interfered with the plaintiff's contractual relationships and with plaintiff's prospective business opportunities. Currently, the Company is in the process of negotiating a settlement agreement with Montgomery Leasing Company.

     Additionally, on or about August 24, 1995, American Business Leasing, Inc. filed a complaint against Montgomery Leasing Company, the above named plaintiff, Uriel and Arlene Yogev, shareholders and officers of Montgomery Leasing Company, and Mark Halpern, Georgeann Fusco and Furnan & Halpern, P.C. attorneys for Montgomery Leasing Company. The complaint is captioned AMERICAN BUSINESS LEASING V. MONTGOMERY LEASING COMPANY, URIEL YOGEV, ARLENE YOGEV, FURMAN & HALPERN, P.C., MARK HALPERN AND GEORGEANN FUSCO, Court of Common Pleas of Montgomery County (Pennsylvania). The American Business Leasing complaint seeks damages from the defendants based on abuse of process as a result of their malicious filing of their above referenced complaint and conspiracy to drive American Business Leasing, Inc. out of business. The complaint also seeks damages from Montgomery Leasing Company and the Yogevs for interfering with contractual relationships and prospective business opportunities and defamation based on statements made by the Yogev's and Montgomery Leasing Company as to American Business Leasing, Inc. Upon settlement of the suit brought by Montgomery Leasing Company, described above, it is anticipated that this suit will be settled as well.

     The Company is also involved in various legal proceedings of its business loan borrowers. These actions were instituted in the normal course of business to obtain repayment of monies under the terms of the business loans.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

     Set forth below is a discussion concerning the consolidated financial condition and consolidated results of operations of the Company for the fiscal years ended June 30, 1996 and 1995.

     The following financial review and analysis is intended to assist prospective investors in understanding and evaluating the financial condition and earnings performance of the Company, for the years ended June 30, 1996 and 1995. The Company operates on a fiscal year ending June 30. The information below should be read in conjunction with the financial statements and the accompanying notes thereto, "Selected Consolidated Financial Data" and other detailed information appearing elsewhere in this Prospectus. All operations of the Company are conducted through ABC and its subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continues to fund its loans principally through
(i) institutional debt financing, (ii) the securitization and sales of loans which it purchases or originates, (iii) the sale of the Company's registered subordinated debentures, and (iv) retained earnings. The Company's cash requirements include the funding of loan originations, payment of interest expense, funding over-collateralization requirements, operating expenses and capital expenditures.

     To a limited extent, the Company presently intends to continue to augment the interest and fee income it earns on its loan and lease portfolio, from time to time, by selling loans either at the time of origination or from its portfolio to unrelated third parties. These transactions also create additional liquid funds available for lending activities.

     Between November 1990 and February 1994, American Business Finance Corporation ("ABFC"), an indirect subsidiary of ABFS, sold approximately $1,700,000 in principal amount of subordinated debentures which mature at varying times between September 1996 and June 1998. In February 1994, the Company ceased selling subordinated debentures through ABFC. As of June 30, 1996, approximately $1,300,000 of subordinated debt was outstanding

     In addition, between July 1993 and June 1996, ABFS sold $48,169,910 in principal amount of subordinated notes, including the Investment Notes, (including redemptions and repurchases by investors) pursuant to registered offerings with varying maturities ranging between three months and ten years. As of June 30, 1996, approximately $32,300,000 of subordinated debentures were outstanding. The proceeds of such Note sales have been used to fund general operating and lending activities. The Company intends to meet its obligations to repay such debentures as they mature with income generated through its lending activities and funds generated through repayment of its outstanding loans. The repayment of such obligations should not effect the Company's operations.

     During the fiscal year 1996, the Company completed two loan securitizations. These securitizations which were consummated in October 1995 and May 1996, involved $14,500,000 of business loans and $22,000,000 of business and home equity loans, respectively. These securitizations resulted in proceeds of approximately $34.2 million. The Company intends to utilize the proceeds of the securitizations to fund the origination of new loans and leases. In accordance with the terms of the securitizations, the Company will receive less cash flow from the portfolios of loans securitized than it would otherwise receive absent securitizations.

     Additionally, pursuant to the terms of the securitizations, ABC will act as the servicer of the loans and in that capacity will be obligated to advance funds in certain circumstances in respect of each monthly loan interest payment that accrued during the collection period for the loans but was not received, unless ABC determines that such advances will not be recoverable from subsequent collections in respect of the related loan. ABC's obligation to advance funds in its capacity as servicer of the loans may create greater demands on the Company's cash flow than either selling loans or maintaining a portfolio of loans.

     Subject to economic, market and interest rate conditions, the Company intends to continue to implement additional securitizations of its loan portfolios and may in the future securitize its lease portfolio. Adverse conditions in the securitization market could impair the Company's ability to sell loans through securitizations on a favorable or timely basis. Since the sale of loans through securitizations is an important source of revenues, any such delay or impairment could have a material adverse impact in the Company's results of operations.

     The Company's Revolving Credit and Security Agreement with CoreStates Bank, N.A. (formerly Meridian Bank) was renewed as of December 1995 and expires in December 1996. The credit facility is in the amount of $3,500,000, bears an interest rate equal to the bank's prime rate plus 1.6%.

     In April 1996, Upland entered into an Interim Warehouse and Security Agreement with Prudential Securities Realty Funding Corporation. The credit facility is for $25,000,000, bears interest at the 30 day LIBOR plus 1.25% and expires in September 1996. Subsequent to fiscal year end, this credit facility was extended to March 1997.

     Additionally, in May 1996, Upland entered into a $7,500,000 Revolving Loan and Security Agreement with BankAmerica Business Credit, Inc. The credit facility bears interest at the bank's prime rate plus 1.25% and expires in May 1998.

     The Company is currently discussing the possibility of obtaining additional lines of credit with other lenders and providers of credit.

     As of June 30, 1996, the Company had $21,206,784 of debt scheduled to mature during the fiscal year ending June 30, 1997, including approximately $18.85 million of Investment Notes and approximately $2.35 million of debt under a revolving credit facility. It is currently anticipated that the maturing credit facility will be paid from the proceeds of the Company's next securitization. The Company currently expects to refinance the $18.85 million of maturing debt through extensions of maturing debentures or new debt financing and, if necessary, may retire the debt through cash flow from operations and loan sales or securitizations. Despite the Company's current use of securitizations to fund loan growth, the Company continues to be dependent upon borrowings to fund a portion of its operations. As a result, the Company's ability to continue to expand its operations in the future will at least, in part, be dependent on the Company's continuing access to debt financing.

     The Company from time to time considers potential acquisitions of related businesses or assets which could have a material impact upon the Company's liquidity position.

     The Company leases certain of its facilities under a five-year operating lease expiring in November 2000 at a minimum annual rental of $430,637. The lease contains a renewal option for an additional period at increased annual rental. See "Property."

     INTEREST RATE RISK MANAGEMENT

     The Company is subject to interest rate risk to the extent it holds fixed rate mortgage loans in its held for sale portfolio prior to securitization. In August 1995, the Company implemented an "interest-rate lock" strategy in an attempt to mitigate the effect of changes in interest rates on its fixed rate mortgage loan portfolio between the date of origination and securitization.
This strategy involves short sales of a combination of U.S. Treasury securities with an average life which closely matches the average life of the loans to be securitized. The settlement date of the short sale, as well as, the buy back of the Treasury securities coincides with the anticipated settlement date of the underlying securitization. At June 30, 1996, the Company had sold short $15,000,000 of U.S. Treasury securities. The deferred loss related to these activities was approximately $27,000 at June 30, 1996. The Company also prefunds loan originations in connection with its loan securitizations.

     The nature and quantity of hedging transactions are determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

     The Company believes that it has implemented a cost-effective hedging program to provide a level of protection against changes in market value of its fixed-rate mortgage loans held for sale. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate the Company from interest rate changes. In addition, hedging involves transaction and other costs, and such costs could increase as the period covered by the hedging protection increases. In the event of a decrease in market interest rates, the Company would experience a loss on the purchase of Treasury securities involved in the interest rate lock transaction which would be reflected on the Company's financial statements during the period in which the buy back of the Treasury securities occurred. Such loss would be offset by the income realized from the securitization in future periods. As a result, the Company may be prevented from effectively hedging its fixed-rate loans held for sale, without reducing the Company's income in current periods.

     In the future, the Company intends to continue to engage in short sales of Treasury securities as part of its interest rate risk management strategy.

     BALANCE SHEET INFORMATION

     Total assets increased $24,719,267, or 111%, to $46,894,163 at June 30,
1996 from $22,174,896 at June 30, 1995. The primary reasons for the increase were increases in loan and lease receivables, other receivables and other assets. Loan and lease receivables increased $9,162,146, or 102%, from $8,997,357 at June 30, 1995 to $18,159,503 at June 30, 1996 as a result of the
Company's strategy of holding loans in its portfolio prior to securitization. Other receivables increased $9,853,470, or 233% , from $4,237,072 at June 30, 1995 to $14,090,542 at June 30, 1996 due to the Company's retention of the residual interest in the trusts in connection with its loan securitizations. Other assets increased $3,580,419, or 122%, from $2,924,375 to $6,504,794 at
June 30, 1996 due primarily to an increase in subordinated certificates obtained as a result of the Company's securitizations.

     Total liabilities increased $22,471,166, or 112%, from $20,031,482 to $42,502,648 at June 30, 1996 primarily due to an increase in debt. The increase in debt was due to sales of subordinated debentures (including the Investment Notes) of $19,687,982 during fiscal 1996 and a net increase in institutional debt of $2,348,465. At June 30, 1996, the Company had approximately $33,600,000 of subordinated debentures outstanding, (including the Investment Notes). The Company's ratio of total debt (subordinated debentures plus credit facilities) to equity at June 30, 1996 was 8.2:1.

     Stockholders' equity increased $2,248,101, or 105%, due to an increase in retained earnings net of dividends paid.

RESULTS OF OPERATIONS

     OVERVIEW

     The Company derives income from three basic sources: interest and other charges paid on its loans, loan origination fees and the sale and securitization of loans, not necessarily in that order.

     All of the Company's loans and leases are made at fixed rates. Generally due to such circumstances, a general rise or fall in interest rates in the economy will have the effect of decreasing or increasing the "spread" which the Company enjoys between its cost of funds on any variable rate source or short term source of funds which it utilizes and the interest rates it earns on its portfolio of loans.

       The following table sets forth certain information concerning the lending and loan and lease origination and sale activities of the Company for fiscal 1996 and 1995.

                                                                                                                       COMBINED
                                                                                                                      YEAR ENDED
                                                                       YEAR ENDED JUNE 30, 1996                        JUNE 30,
                                             ---------------------------------------------------------------------    -----------
                                                  ABL         ABC(1)         HAC(2)           HACD      COMBINED          1995
                                             -----------  ------------    -----------     -----------  -----------    -----------
Dollars Amt. of Loans Originated (Net
     of Refinances)
     Business . . . . . . . . . . . . . .     $5,967,126  $ 21,525,561    $ 7,346,836             --   $34,839,523    $20,390,122
     Consumer . . . . . . . . . . . . . .             --            --    $36,479,393     $  240,049   $36,719,442    $18,071,345
Number of Loans/Leases Originated
     Business . . . . . . . . . . . . . .            530           266            105            --            901            450
     Consumer . . . . . . . . . . . . . .             --            --            772             52           824            602
Average Loan/Lease Size
     Business . . . . . . . . . . . . . .         11,259        80,923         69,970            --         38,668         70,700
     Consumer . . . . . . . . . . . . . .             --            --         47,253          4,616        44,562         30,109
Weighted Average Interest Rate
     Business . . . . . . . . . . . . . .         17.22%        15.82%         15.88%            --         16.07%         16.05%
     Consumer . . . . . . . . . . . . . .             --            --          9.94%          24.5%        10.06%         18.60%
Weighted Average Term (in months)
     Business . . . . . . . . . . . . . .             42           169            171            --            148            213
     Consumer . . . . . . . . . . . . . .             --            --            194             50           193            132
Dollar Amount of Loans/Leases Sold
     Business . . . . . . . . . . . . . .     $2,258,829  $ 20,664,709    $ 7,587,956            --    $30,511,494    $24,761,552
     Consumer . . . . . . . . . . . . . .             --            --    $24,324,720     $1,107,788   $25,432,508    $16,962,883
Number of Loans/Leases Sold
     Business . . . . . . . . . . . . . .            193           268            110            --            571            384
     Consumer . . . . . . . . . . . . . .             --            --            512            252           764            365

---------------------------------------
(1)  All ABC loans are business loans.
(2) All HAC loans, as indicated, are either (i) business loans or (ii) conventional consumer home equity loans or consumer sales finance transactions.

     The Company's strategy of selling loans through securitizations requires the Company to build an inventory of loans over time. Accordingly, the Company may experience fluctuations in operating results as a consequence of incurring costs and expenses in a fiscal period prior to the fiscal period in which the securitization is consummated. As such, the results of operations for a given period may not be indicative of results for subsequent comparable periods.

     As a result of securitizations, the Company derives a significant portion of its income by realizing gains upon the sale of loans due to the excess spread associated with such loans at the time of sale. Excess spread represents the excess of the interest rate payable by an obligator on a loan over the interest rate passed through to the purchaser acquiring an interest in such loans, less the Company's servicing fee and other applicable recurring fees. When loans are sold in securitizations, the Company recognizes as current revenue and an associated receivable the present value of the excess spread expected to be realized over the anticipated average life of loans sold less future estimated credit losses relating to the loans sold. These excess spreads and the associated receivable are computed using prepayment, loss, delinquency and discount rate assumptions that the Company believes are reasonable. The Company periodically reviews these assumptions in relation to actual experience and, if necessary, adjusts the receivable to the net present value of the estimated remaining future excess spreads. The receivable is also reduced to reflect the receipt of cash.

     Although the Company believes that it has made reasonable estimates of the excess spread receivables likely to be realized, the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimates. The gain recognized by the Company upon the sale of loans will have been overstated if prepayments or losses are greater than anticipated. Higher levels of future payments, delinquencies and/or liquidations could result in decreased excess spreads and the write down of the receivable which would adversely affect the Company's income in the period of adjustment. Should the estimated average loan life assumed for this purpose be shorter than the actual life, the amount of cash actually received over the lives of the loans would reduce the gain previously recognized at the time the loans were sold. If the Company's assumptions are correct or if prepayment, delinquencies and/or liquidations are less than assumed, the Company would realize additional income in the adjustment periods.

     The following discussion provides information which management believes is relevant to an understanding of the Company's results of operations. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included herein.

FISCAL 1996 COMPARED WITH FISCAL 1995

     Total revenues increased $6,734,656, or 119%, to $12,378,733 in fiscal 1996 from $5,644,077 in fiscal 1995. As described in more detail below, the increase in revenues was primarily the result of higher gains on sales of loans through securitizations.

     Gain on sale of loans increased $7,562,232, or 524%, to $9,005,193 for the year ended June 30, 1996 from $1,442,961 for the comparable period of 1995.
This increase was the result of increased loan sales through securitizations in fiscal 1996. The Company consummated loan securitizations in October 1995 and May 1996 generating gain on securitizations of $8,858,839 (representing the fair value of residual certificates of $10,447,862 less $1,589,023 of costs associated with the transactions) on the Company's participation in $36.5 million of loans sold through securitizations.

     Interest and fee income consists of interest income, fee income and amortization of origination costs. Interest and fee income decreased $706,927, or 17%, to $3,350,716 in fiscal 1996 from $4,057,643 in fiscal 1995 due to a decline in fee income as a result of the Company's securitization program discussed below.

     Interest income consists of interest income the Company earns on the loans and leases it holds in its portfolio. Interest income from loans and leases held in portfolio increased $777,609 to $2,180,816 in fiscal 1996 or a 55% increase over the $1,403,901 reported for fiscal 1995. The Company's leasing subsidiary, which commenced operations in January 1995 contributed $493,000 of the increase. The remaining increase was attributable to increased originations of consumer and business loans, as well as, management's decision to retain home equity loans in portfolio in contemplation of securitization in the future. During fiscal 1996, the Company originated approximately $37,000,000 of consumer loans and $35,000,000 of business loans. During fiscal 1995, the Company originated approximately $18,000,000 of consumer loans, the majority of which were sold to third parties (with servicing released) . Beginning in October 1995, as part of the Company's securitization strategy, the Company placed loans into its held for sale portfolio until sold as part of a securitization. As a result of this strategy, the Company has the ability to hold a greater amount of loans in its portfolio thereby generating an increase in interest income and a decrease in fee income, as described below.

     Fee income, includes primarily premium and points earned when loans are closed, funded and immediately sold to unrelated third party purchases. Fee income decreased $1,692,152 from $3,167,188 for fiscal 1995 to $1,475,036 for fiscal 1996. The reduction in fee income was due to the Company's current strategy of building a portfolio of loans and securitizing them . As a result of this strategy, the Company is not selling as many loans upon origination thereby reducing fee income in the form of premiums received on the sale of loans.

     Amortization of origination costs, the third component of interest and fee income, decreased $207,616 from $512,752 to $305,136 at June 30, 1996.
Amortization of origination costs attributable to leasing activities increased $166,830 as the leasing company was only in operation for six months of the prior fiscal year. However, amortization of origination costs attributable to mortgage loans decreased $374,446 in fiscal 1996. The amount of origination cost recognized is in part determined by the length of time a loan is held in portfolio. In fiscal 1995, the Company securitized its loan portfolio in March 1995 resulting in the average loan being held in portfolio for 5.5 months. In fiscal 1996, loans were securitized in October 1995 and May 1996, reducing the average holding period to three months.

     Total expenses increased $4,507,896, or 95%, to $9,258,070 in 1996 from $4,750,174 in 1995. As described in more detail below, this increase was primarily a result of increases in interest and sales expenses attributable to the Company's continued sale of the Investment Notes, and increased payroll, sales and marketing and general and administrative expenses related to increased loan originations during fiscal 1996.

     Interest expense increased $1,454,747, or 120%, to $2,667,858 in fiscal 1996 from $1,213,111 in fiscal 1995. The increase was primarily attributable to an increase in the amount of the Company's Investment Notes outstanding as management utilized the proceeds from the sale of such Investment Notes to fund the increase in loan originations experienced during fiscal 1996. Outstanding subordinated debentures (including the Investment Notes) issued for terms ranging from three months to ten years and rates ranges from 7% to 10.5% increased from an average $12.0 million in fiscal 1995 to $25.0 million during fiscal 1996. Average interest rate paid on the subordinated debt (including the Investment Notes) increased from 8.75% to 9.02%, due to an increase in market rates of interest.

     The Company maintains an allowance for credit losses based upon management's estimate of the expected collectibility of loans and leases outstanding. The allowance is determined based upon management's estimate of potential losses in the portfolio in light of economic conditions, the credit history of the borrowers, and the nature and characteristics of the underlying collateral as well as the Company's historical loss experience. Although the Company's historical loss experience has been minimal, the increase in the allowance reflects the increase in originations experienced during fiscal 1996. Although the Company maintains its allowance for credit losses at the level it considers adequate to provide for potential losses, there can be no assurances that such losses will not exceed the estimated amounts or that additional provisions will not be required. The allowance is increased through an increase in the provision for credit losses. The Company had an allowance for credit losses of $707,424 at June 30, 1996. The provision for credit losses increased to $681,228 from $165,143 in the prior period. The increase in the provision for credit losses was due to the increases in the Company's loan and lease portfolios. The ratio of the allowance for credit losses to total net loan and lease receivables, was 3.86% at June 30, 1996 as compared to 1.76% at June 30, 1995.

     Payroll and related costs increased $208,045, or 21%, to $1,203,260 in fiscal 1996 from $995,215 in fiscal 1995. This increase was primarily due to an increase in the number of administrative employees as a result of the Company's growth in loan originations, geographic expansion and increase in loans serviced for others. Management anticipates that such expenses will continue to increase in the future as the Company expands its service area.

     Sales and marketing expenses increased $1,174,946, or 78%, to $2,685,173 in fiscal 1996 from $1,510,227 in fiscal 1995. The increase was attributable to an increase in advertising costs as a result of increased newspaper and direct mail advertising related to the Company's sale of debentures and loan products and the initiation of a radio advertising program for the home equity loan product. In fiscal 1997, the Company intends to expand its home equity loan advertising programs through the use of television. The increase in sales and marketing expenses was also due to the expansion of the Company's service area during fiscal 1996 into Maryland, New York City and Florida. During fiscal 1996, the Company offered its subordinated debentures in Florida and business loan products in Maryland and New York City. The Company plans to continue to expand its service area along the Atlantic Coast subject to market conditions in the future. As a result of the Company's planned expansion, it is anticipated that sales and marketing expenses will continue to increase in future periods.

     General and administrative expenses increased $1,154,073, or 133%, to $2,020,551 in 1996 from $866,478 in 1995. The increase was primarily attributable to increases in rent, telephone, office expense, professional fees and other expenses incurred as a result of the previously discussed increase in loan originations and loan servicing experienced during fiscal 1996.

     Net income increased $1,737,659, or 299%, from $581,037 at June 30, 1995 to $2,318,696. As a result of the increase in income, earnings per share increased to $1.01 on weighted average common shares outstanding of 2,296,913 in fiscal 1996 compared to $.27 on weighted average common shares outstanding of 2,128,154 for fiscal 1995 representing a 274% increase for 1996 from 1995.

     The Company's ability to sustain the level of growth in net income experienced during fiscal 1996 is dependent upon a variety of factors outside the control of the Company, including interest rates, economic conditions in the Company's primary market area, competition and regulatory restrictions. As a result, it is unlikely that the rate of growth experienced in fiscal 1996 will be sustained in the future.

ASSET QUALITY

     The following table provides data concerning delinquency experience, real estate owned ("REO") properties and loss experience for the Company's serviced portfolios. Total Portfolio Serviced by ABC includes business loans originated by HAC. Neither HAC, ABL nor HACD had REO for the periods presented.


                                                                 June 30, 1996                            June 30, 1995
                                                         ---------------------------------      -----------------------------------
          Delinquency by company                            $ Amount                %               $  Amount                 %
-------------------------------------------------        ---------------       -----------      -----------------     -------------
AMERICAN BUSINESS CREDIT INC.
Total Portfolio Serviced  . . . . . . . . . . . .          $ 37,949,806                             $ 14,677,938
                                                         ---------------                        -----------------
                                                         ---------------                        -----------------
Period of delinquency
          31-60 Days  . . . . . . . . . . . . . .          $     37,291              .10%           $    141,033              .96%
          61-90 Days  . . . . . . . . . . . . . .               180,942              .48                  75,484              .51
          Over 90 Days  . . . . . . . . . . . . .             1,018,955             2.69                 309,895             2.11
                                                         ---------------       -----------      -----------------     -------------
          Total Delinquencies . . . . . . . . . .            $1,237,188             3.26%              $ 526,412             3.59%
                                                         ---------------       -----------      -----------------     -------------
                                                         ---------------       -----------      -----------------     -------------
REO . . . . . . . . . . . . . . . . . . . . . . .              $444,270                                $ 641,287

HOMEAMERICAN CREDIT, INC.
Total Portfolio Serviced  . . . . . . . . . . . .          $ 17,223,996                                 $    --
                                                         ---------------                        -----------------
                                                         ---------------                        -----------------
Period of delinquency
          31-60 Days  . . . . . . . . . . . . . .                   --             --                        --             --
          61-90 Days  . . . . . . . . . . . . . .                   --             --                        --             --
          Over 90 Days  . . . . . . . . . . . . .                   --             --                        --             --
                                                         ---------------       -----------      -----------------     ----------
          Total Delinquencies . . . . . . . . . .                   --             --                        --             --
                                                         ---------------       -----------      -----------------     ----------
                                                         ---------------       -----------      -----------------     ----------
AMERICAN BUSINESS LEASING
Total Portfolio Serviced  . . . . . . . . . . . .           $ 4,607,367                              $ 2,031,063
                                                         ---------------                        -----------------
                                                         ---------------                        -----------------
Period of delinquency
          31-60 Days  . . . . . . . . . . . . . .              $ 23,309              .51%               $ 48,649             2.40%
          61-90 Days  . . . . . . . . . . . . . .                13,503              .29                  39,980             1.97
          Over 90 Days  . . . . . . . . . . . . .                41,109              .89                      --            --
                                                         ---------------       -----------      -----------------     ------------
          Total Delinquencies . . . . . . . . . .              $ 77,921             1.69%               $ 88,629             4.37%
                                                         ---------------       -----------      -----------------     ------------
                                                         ---------------       -----------      -----------------     ------------

HOMEAMERCIAN CONSUMER DISCOUNT
Total Portfolio Serviced  . . . . . . . . . . . .             $ 109,726                              $ 1,065,238
                                                         ---------------                        -----------------
                                                         ---------------                        -----------------
Period of delinquency
          31-60 Days  . . . . . . . . . . . . . .             $      --                --%              $ 16,114             1.51%
          61-90 Days  . . . . . . . . . . . . . .                18,163            16.55                  30,000             2.82
          Over 90 Days  . . . . . . . . . . . . .                50,271            45.82                  20,971             1.97
                                                         ---------------       -----------      -----------------     ------------
          Total Delinquencies . . . . . . . . . .              $ 68,434            62.37%               $ 67,085             6.30%
                                                         ---------------       -----------      -----------------     ------------
                                                         ---------------       -----------      -----------------     ------------
COMPANY COMBINED
Total Portfolio Serviced  . . . . . . . . . . . .          $ 59,890,895                             $ 17,774,239
                                                         ---------------                        -----------------
                                                         ---------------                        -----------------
Period of delinquency
          31-60 Days  . . . . . . . . . . . . . .              $ 60,600              .10%              $ 205,796             1.16%
          61-90 Days  . . . . . . . . . . . . . .               212,608              .35                 145,464              .82
          Over 90 Days  . . . . . . . . . . . . .             1,110,335             1.85                 330,866             1.86
                                                         ---------------       -----------      -----------------     ------------
          Total Delinquencies . . . . . . . . . .           $ 1,383,543             2.30%              $ 682,126             3.84%
                                                         ---------------       -----------      -----------------     ------------
                                                         ---------------       -----------      -----------------     ------------
REO . . . . . . . . . . . . . . . . . . . . . . .           $   444,270              .74%              $ 641,287             3.61%
                                                         ---------------       -----------      -----------------     ------------
                                                         ---------------       -----------      -----------------     ------------
Dollar Amount of Losses Experienced . . . . . . .           $   129,062              .22%               $ 87,885              .49%
                                                         ---------------       -----------      -----------------     ------------
                                                         ---------------       -----------      -----------------     ------------

                                   MANAGEMENT

               The present management structure of the Company is as follows:
Anthony J. Santilli, Jr. is Chairman, President, Chief Executive and Operating Officer, Treasurer and a Director of the Company. Beverly Santilli is President of ABC and an Executive Vice President of ABFS. Jeffrey M. Ruben, Senior Vice President and General Counsel of the Company, is responsible for compliance and other legal matters. David M. Levin, CPA, Senior Vice President - Finance and Chief Financial Officer, is responsible for the Company's accounting functions. Harold Sussman, Michael DeLuca, Richard Kaufman, and Leonard Becker are directors of the Company but take no part in the day-to-day operating activities
of the Company.   All directors and executive officers of the Company hold
office during the term for which they are elected and until their successors are elected and shall qualify.

DIRECTORS

    The Board of Directors of the Company is currently comprised of five (5) persons who are serving for terms expiring at the next annual meeting of the Company's shareholders. The following is a description of the business experience of the Company's Board of Directors.

ANTHONY J. SANTILLI, JR. - CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER,
     CHIEF OPERATING OFFICER,  TREASURER AND DIRECTOR

     Anthony J. Santilli, Jr., age 53 is the Chairman, President, Chief Executive Officer, Chief Operating Officer, Treasurer and a Director of the Company and is an executive officer of its subsidiaries. He has held the positions with the Company since early 1993 when the Company became the parent company of American Business Credit, Inc. and the positions with the subsidiaries since the formation of ABC in June 1988. In addition, Mr. Santilli is a member of the Company's Executive and Finance Committees.

     Prior to the founding of ABC in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society ("PSFS"). As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the secretary of PSFS' Asset/Liability Committee and Policy Committee from May, 1983 to June, 1985 and June, 1986 to June, 1987, respectively.

     Mr. Santilli graduated with a Bachelor of Science Degree in Economics from St. Joseph's University, Philadelphia, PA and with a Master of Business Administration in Marketing from Drexel University, Philadelphia, PA.

     LEONARD BECKER - DIRECTOR

     Mr. Becker, age 73, has been a Director of the Company since 1993 and a director of ABC since 1988. Mr. Becker is a member of the Company's Executive and Finance Committees.

     Mr. Becker is a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate; and, has been involved in the ownership of numerous shopping centers, office building and apartments. Mr. Becker formerly served as a Director for Eagle National Bank and Cabot Medical Corp.

     Mr. Becker graduated from Temple University with a Bachelor of Science degree in Business Administration in 1968.

     MICHAEL DELUCA - DIRECTOR

     Mr. DeLuca, age 65, has been a Director of the Company since 1993 and a director of ABC since 1991. He is a member of the Company's Audit, Compensation and Finance Committees.

     Mr. DeLuca was President, Chairman of the Board and Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products for a period of approximately thirty years. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International and is Chief Executive Officer and a Director of Lux Products Corporation.

     RICHARD KAUFMAN - DIRECTOR

     Mr. Kaufman, age 54, has been a Director of the Company since 1993 and a director of ABC since 1988. Mr. Kaufman is a member of the Company's Compensation, Executive and Finance Committees.

     Mr. Kaufman has been self employed since 1982 and involved in making and managing investments for his own benefit. From 1976 to 1982, Mr. Kaufman was President and Chief Operating Officer of Morland International, Inc., a cemetery and financial services conglomerate. From 1970 to 1976 Mr. Kaufman served as a Director and Vice President-Real Estate and Human Services Division of Texas International, Inc., an oil and gas conglomerate.

     Mr. Kaufman graduated from Michigan State University with a Bachelor of Science degree in 1965.

     HAROLD E. SUSSMAN - DIRECTOR

     Mr. Sussman, age 71, has been a Director of the Company since 1993 and a director of ABC since 1988. Mr. Sussman is a member of the Company's Audit and Compensation Committees. Mr. Sussman is currently a principal in the real estate firm of Lanard & Axilbund, Inc., a major commercial and industrial real estate brokerage and management firm in the Philadelphia area with which he has been associated since 1972.

EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS

     The following is a description of the business experience of each executive officer who is not also a director.

     BEVERLY SANTILLI - EXECUTIVE VICE PRESIDENT AND SECRETARY OF ABFS PRESIDENT OF AMERICAN BUSINESS CREDIT

     Mrs. Santilli, age 37, is responsible for all sales, marketing and human resources for ABC and for the day-to-day operation of ABC. Prior to joining ABC and from September, 1984 to November, 1987, Mrs. Santilli was affiliated with the Philadelphia Savings Fund Society initially as an Account Executive and later as a Commercial Lending Officer with such institution's Private Banking Group. Mrs. Santilli graduated from Temple University in 1982. Mrs. Santilli is the wife of Anthony J. Santilli, Jr.

     JEFFREY M. RUBEN - SENIOR VICE PRESIDENT AND GENERAL COUNSEL

     Mr. Ruben, age 33, is responsible for the Company's legal and regulatory compliance matters. From June 1990 until he joined the Company in April, 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December, 1987 until June, 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. From July 1985 until December 1987, Mr. Ruben was a Portfolio Administrator with LFC Financial Corp. in Radnor, Pennsylvania. Mr. Ruben graduated with honors and distention from the Pennsylvania State University with a degree in Economics in 1985 and received his Juris Doctorate from Temple University Law School in 1990.

Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds both a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.


       DAVID M. LEVIN - SENIOR VICE
PRESIDENT - FINANCE AND CHIEF FINANCIAL OFFICER

     Mr. Levin, age 51, is Senior Vice President - Finance of the Company and its subsidiaries. Mr. Levin is also Chief Financial Officer of the Company. He has held these positions since May 1995 and October 1995, respectively. Prior to joining the Company, Mr. Levin was associated with Fishbein & Company, P.C., Certified Public Accountants (previous auditors for the Company), as a staff member from 1983 to 1988 and as a shareholder from 1989 to 1995. Mr. Levin graduated with a Bachelor of Arts Degree in Business Administration from Rutgers University, New Brunswick, New Jersey and with a Master of Business Administration in Finance from Rutgers University, Newark, New Jersey.
Mr. Levin is licensed as a Certified Public Accountant in Pennsylvania and New Jersey.

COMPENSATION OF DIRECTORS

     Non-employee directors of the Company receive an annual stipend of $5,000 and a monthly stipend of $1,000. No director may receive more than $17,000 per year. Mr. Santilli, the only director who is also an officer of the Company, does not receive any separate fee for acting as a director.

     The Company adopted a Non-Employee Director Stock Option Plan pursuant to which each Non-Employee director of the Company received an option to purchase 22,500 shares of ABFS Common Stock at an exercise price of $5.00 per share. The Non-Employee Director Plan was adopted by the Board of Directors on September 12, 1995 and became effective upon its ratification by the stockholders at the Annual Meeting held on May 31, 1996.


INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Certificate of Incorporation and By-laws provide that to the fullest extent permitted by Delaware law, directors of the Company shall not be personally liable to the Corporation or stockholders of the Company for monetary damages for breach of fiduciary duty as a director. ABFS's Amended and Restated Certificate of Incorporation and By-Laws also provide that, if Delaware law is hereafter amended to authorize the further elimination or limitation of the liability of the directors of ABFS, then the liability of such directors shall be eliminated or limited to the fullest extent permitted by applicable law.

     The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of ABFS provide that the Company shall, to the full extent permitted by the laws of the State of Delaware, as amended from time to time, indemnify all persons whom they may indemnify pursuant thereto, including advancement of expenses. The Bylaws of ABFS also provide that the Company may obtain insurance on behalf of such persons, which the Company currently maintains.

EXECUTIVE COMPENSATION

     ABFS has no direct salaried employees. Each of the executive officers of ABFS is an executive officer of the Company's principal operating subsidiary, ABC, and is a salaried employee of such entity.

     The following table sets forth information regarding compensation paid by ABFS and its subsidiaries to the Chief Executive Officer and each other executive officer who made in excess of $100,000 during fiscal 1996 (the "Named Officers").

                                          SUMMARY COMPENSATION TABLE
                                                                                                          LONG TERM
                                                       ANNUAL COMPENSATION                           COMPENSATION AWARDS
                                          -----------------------------------------------------------------------------------------
                                                                                          RESTRICTE       UNDERLYING
               NAME AND                   FISCAL                           OTHER ANNUAL    STOCK           OPTIONS/       ALL OTHER
           PRINCIPAL POSITION             YEAR      SALARY     BONUS       COMPENSATION    AWARD(S)         SARs (#)    COMPENSATION
-------------------------------------     ------   --------  ---------   -------------     ---------     -------------  ------------
Anthony J. Santilli, Jr.                  1996     $237,500   $300,000(1)       --               --         22,500(3)       --
Chairman, President, Chief Executive      1995      191,667         --          --               --             --          --
Officer, Chief Operating Officer,         1994      175,000         --          --               --             --          --
Chairman, President Treasurer and
Director, ABFS


Beverly Santilli                          1996     $120,000    $65,000          --               --             --          --
President, ABC and  Executive Vice        1995       86,892         --          --               --             --          --
President, ABFS                           1994       80,163         --          --               --             --          --

Jeffrey M. Ruben                          1996      $96,125    $50,000          --               --             --          --
Sr. Vice President and                    1995       80,353         --          --               --          7,500(4)       --
General Counsel, ABFS                     1994       75,228         --          --               --             --          --

David M. Levin                            1996      $85,000    $20,000          --               --             --          --
Senior Vice President - Finance and       1995(2)        --         --          --               --             --          --
Chief Financial Officer, ABFS             1994(2)        --         --          --               --             --          --


____________________________________
(1) This represents Mr. Santilli's yearly bonus of $250,000 plus a one-time bonus of $50,000 paid in October 1996.

(2) No disclosure of salary information is included for Mr. Levin for fiscal 1995 and 1994 as he was not an executive officer at such time.

(3) Represents an option to purchase 22,500 shares of Common Stock granted to Mr. Santilli at an exercise price of $5.00 per share.

(4) Represents an option to purchase 7,500 shares of Common Stock granted to Mr. Ruben at an exercise price of $2.67 per share.

    The Company currently has a stock option plan for officers and key employees pursuant to which options to purchase 83,988 shares of Common Stock were still remaining to be granted as of August 30, 1996. The following table sets forth information regarding options exercised by the Named Officers during fiscal 1996 and option values of options held by such individuals at fiscal year end.

      AGGREGATED OPTIONS/SAR EXERCISED IN LAST FISCAL YEAR
              AND FISCAL YEAR END OPTION/SAR VALUES

                                                                       NUMBER OF UNEXERCISED OPTIONS/      VALUE OF UNEXERCISED
                                                                                   SARs AT             IN-THE-MONEY OPTIONS/SARs AT
                                    SHARES ACQUIRED ON      VALUE              FISCAL YEAR END                FISCAL YEAR END
                NAME                    EXERCISE(#)      REALIZED($)     EXERCISABLE/ UNEXERCISABLE     EXERCISABLE/ UNEXERCISABLE
----------------------------------- ------------------ --------------  ------------------------------- ----------------------------
Anthony J. Santilli, Jr.                  225,012             0                   22,500/0                     $143,438/0(1)
Chairman, President, Chief
Executive Officer, Chief Operating
Officer, Treasurer and Director,
ABFS

Beverly Santilli  President, ABC             0                0                      N/A                            N/A
and Executive Vice President
Secretary  of ABFS


Jeffrey M. Ruben                             0                0                    7,500/0                     $ 65,288/0(2)
Vice President and General Counsel,
ABFS

David M. Levin                               0                0                      N/A                            N/A
Senior Vice President  - Finance
and Chief Financial Officer, ABFS


--------------------------------------------
(1) This represents the aggregate market value (market price of the common stock less the exercise price) of the options granted based upon the closing sales price per share of $11.375 on June 30, 1996. The exercise price of the options held by Mr. Santilli is $5.00 per share.
(2) This represents the aggregate market value (market price of the common stock less the exercise price) of the options granted based upon the closing sales price per share of $11.375 on June 30, 1996. The exercise price of the options held by Mr. Ruben is $2.67 per share.

    The following table sets forth information regarding options granted to the Named Officers during fiscal 1996. No stock appreciation rights ("SARs") were granted in fiscal 1996.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS

                                               NUMBER OF SECURITIES      % OF TOTAL
                                                    UNDERLYING      OPTIONS/SARs GRANTED
                                               OPTIONS/SARs GRANTED    TO EMPLOYEES IN      EXERCISE OR BASE
                     NAME                              (#)               FISCAL YEAR          PRICE ($/SH)        EXPIRATION DATE
---------------------------------------------  -------------------- ----------------------  ------------------    ----------------
Anthony J. Santilli, Jr.                              22,500                100%                  $5.00           October 1, 2005
Chairman, President, Chief Executive Officer,
Chief Operating Officer, Treasurer and
Director of ABFS

Beverly Santilli                                        --                   --                    --                    --
President of ABC and Executive Vice President
and Secretary of ABFS

Jeffrey M. Ruben                                        --                   --                    --                    --
Senior Vice President and General Counsel of
ABFS

David M. Levin                                          --                   --                    --                    --
Sr. Vice President - Finance and Chief
Financial Officer

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 30, 1996 by the directors of the Company, the Named Officers, each person known by the Company to be the beneficial owners of five (5%) percent or more of the Common Stock of the Company, and all directors and executive officers of the Company as a group.

                                          NUMBER OF SHARES          PERCENTAGE
 NAME AND POSITION (IF APPLICABLE)      BENEFICIALLY OWNED(1)         OF CLASS
 ---------------------------------      ---------------------       ----------
 Anthony J. Santilli, Jr.                   899,544 (2) (3)              37.9%
 Chairman, President,
 Chief Executive Officer, Chief
 Operating Officer Treasurer and
 Director of ABFS and Beverly Santilli,
 President of ABC and Executive Vice
 President of ABFS
 111 Presidential Blvd., Suite 215
 Bala Cynwyd, PA  19004

 Leonard Becker, Director of ABFS            310,706 (4)               13.1%
 Becker Associates
 111 Presidential Blvd., Suite 140
 Bala Cynwyd, PA  19004

 Michael DeLuca, Director of ABFS            189,735 (4)                8.0%
 Lux Products
 6001 Commerce Park
 Mt. Laurel, NJ  08054

 Richard Kaufman, Director of ABFS           165,561 (4)                7.0%
 c/o Presidential Securities
 3 Bala Plaza
 East Suite 415
 Bala Cynwyd, PA  19004

 Harold Sussman, Director of ABFS             96,711 (4)                4.1%
 Lanard & Axilbund
 399 Market Street, 3rd Floor
 Philadelphia, PA  19106

 Jeffrey M. Ruben                             7,500 (5)                  (6)
 Senior Vice President and General
 Counsel of ABFS
 111 Presidential Blvd., Suite 215
 Bala Cynwyd, PA  19004

 David M. Levin                                  --                     --
 Senior Vice President - Finance
 and Chief Financial Officer of ABFS
 111 Presidential Blvd., Suite 215
 Bala Cynwyd, PA  19004

 All executive officers and                  1,669,757                67.5%
 directors as a group
 (eight persons)

_____________________________________
(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission. Accordingly they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.

(2)  Shares listed are held in joint tenancy by Mr. and Mrs. Santilli

(3) Includes options to purchase 22,500 shares awarded to Mr. Santilli pursuant to the Company's Employee Stock Option Plan.

(4) Includes options to purchase 22,500 shares awarded to each non-employee director of the Company pursuant to the Company's 1995 Stock Option Plan for Non-Employee Directors.

(5) Represents an option to purchase 7,500 shares of the Company's common stock granted pursuant to the Company's Employee Stock Option Plan.

(6)  Less than one percent.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company does not have any formal policy concerning the direct or indirect pecuniary interest of any of its officers, directors, security holders or affiliates in any investment to be acquired or disposed of by the Company or in any transaction to which the Company is a party or has an interest. The Company will not enter into any such transactions unless approved by a majority of the entire Board of Directors, not including any interested director.

     On September 29, 1995, the Company made a loan in the amount of $600,032 to Anthony J. Santilli, President and Chief Executive. The proceeds of the loan were used to exercise 225,012 stock options of the Company at a price of $2.67 per share. The loan bears interest at the rate of 6.46% with interest due annually and the principal due September 2005. The loan is secured by the stock purchased with the proceeds of the loan as well as an additional 225,000 shares of ABFS common stock owned by Mr. Santilli.

     Mr. Santilli is a limited guarantor on the Company's line of credit from Meridian Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

            MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     The Common Stock is traded on the Philadelphia Stock Exchange ("PHLX") under the symbol "AFX". The Common Stock began trading on the PHLX on May 13, 1996. The average high and low sales prices of the Common Stock from the date on which the Common Stock commenced trading on the PSE through June 30, 1996 were $17.00 and $10.00, respectively. Prior to the commencement of trading on the PHLX, there was no active trading market for the Common Stock. As a result, stock price information for the Common Stock is not available for any period prior to May 13, 1996. On August 30, 1996, the closing sales price of the Common Stock on the PHLX was $16.75.

     As of August 30, 1996, there was approximately 120 record holders and approximately 500 beneficial holders of the Common Stock.

     During fiscal 1996, the Company paid dividends of $0.03 per share, for an aggregate dividend payment of $70,595. Subsequent to fiscal year end, the Company declared a dividend of $0.105 per share for the fourth quarter of fiscal 1996. The continuing payment by the Company of dividends in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. As a Delaware corporation, the Company may not declare and pay dividends on its capital stock if the amount paid exceeds an amount equal to the excess of the Company's net assets over paid-in-capital or, if there is no excess, its net profits for the current and/or immediately proceeding fiscal year. In addition, one of the Company's loan agreements prohibits the payment of dividends in excess of the lesser of 33% of net income for the current year or $250,000.

                              PLAN OF DISTRIBUTION

     It is presently anticipated that ABFS will not employ the services of a broker-dealer or dealers as an agent to assist in the sales of the Investment Notes. ABFS may in the future employ the services of an NASD member broker-dealer for purposes of offering the Investment Notes on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, ABFS may pay any such broker-dealers an estimated commission ranging from .5% to 10% of the sale price of any Investment Note sold through any such agent, depending on numerous factors. ABFS may also agree to indemnify such broker-dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended and to reimburse such broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of Investment Notes sold. ABFS will otherwise offer the Investment Notes through its employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934.

     The Issuer reserves the right to reject any subscription hereunder, in whole or in part, for any reason. Subscriptions will be irrevocable upon receipt by ABFS. In the event a subscription is not accepted by ABFS, the proceeds of such subscription will be promptly refunded to the subscriber, without deduction of any costs and without interest. ABFS expects that such subscriptions will be refunded within 48 hours after ABFS has received the subscription. Once a subscriber's subscription has been accepted by ABFS, the applicable subscription funds will be promptly deposited for benefit of the Company. An Investment Note will be sent to the subscriber as soon as practicable thereafter. No minimum number of Investment Notes must be sold in the Offering. A subscriber will not know at the time of subscription whether ABFS will be successful in completing the sale of any or all of the Investment Notes offered hereby. ABFS reserves the right to withdraw or cancel the Offering at anytime. In the event of such withdrawal or cancellation, subscriptions previously received will be irrevocable and no subscription funds will be refunded.

                                  LEGAL MATTERS

     The validity of the Investment Notes being offered hereby have been passed upon for the Company by Blank Rome Comisky & McCauley, Four Penn Center Plaza, Philadelphia, Pennsylvania.

                                     EXPERTS

     The Consolidated Financial Statements of ABFS and subsidiaries as of June 30, 1996 and for the fiscal year ending June 30, 1996 included in this Prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report appearing herein and have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The Consolidated Financial Statements of ABFS and subsidiaries as of June 30, 1995, and for the fiscal year ended June 30, 1995 included in this Prospectus, have been audited by Fishbein & Company, P.C., independent certified public accountants, as set forth in their report appearing herein and have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     On March 11, 1996, the Company engaged the firm of BDO Seidman, LLP as independent certified public accountants replacing the firm of Fishbein & Company, P.C. This change in independent certified public accountants was recommended by the Audit Committee and subsequently approved by the Board of Directors.

     There have been no disagreements between the Company or its subsidiaries and Fishbein & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure in connection with the audit of the consolidated financial statements for the two years ended June 30, 1995 and subsequent period through March 11, 1996 which, if not resolved to the satisfaction of Fishbein & Company, P.C., would have caused them to make reference to the subject matter of the disagreement(s) in connection with the reports of Fishbein & Company, P.C. on the consolidated financial statements of the Company for the two years ended June 30, 1995 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, there has not been any "reportable events" as defined by Item 304(a)(1)(iv)(B) of Regulation S-B during the periods referred to above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



AMERICAN BUSINESS FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

    INDEPENDENT AUDITORS' REPORTS. . . . . . . . . . . . . . . . . . . . . . F-2

    CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 1996 AND 1995 . . . . . . . . F-4

    CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
        JUNE 30, 1996 AND 1995 . . . . . . . . . . . . . . . . . . . . . . . F-6

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE
        YEARS ENDED JUNE 30, 1996 AND 1995 . . . . . . . . . . . . . . . . . F-7

    CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
        JUNE 30, 1996 AND 1995 . . . . . . . . . . . . . . . . . . . . . . . F-8

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . . . . . . .F-11

                                  [LETTERHEAD]

INDEPENDENT AUDITORS' REPORT



American Business Financial Services, Inc.
  and Subsidiaries
Bala Cynwyd, Pennsylvania

We have audited the accompanying consolidated balance sheet of American Business Financial Services, Inc. and subsidiaries as of June 30, 1996, and the related consolidated statements of income and stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                       /s/ BDO Seidman, LLP

Philadelphia, Pennsylvania
August 23, 1996
                                       F-2

Stockholders and Directors
American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania


                             INDEPENDENT AUDITOR'S REPORT


    We have audited the accompanying consolidated balance sheet of AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES as of June 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and Subsidiaries as of June 30, 1995, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.



                                              /s/ Fishbein & Company, P.C.
                                              FISHBEIN & COMPANY, P.C.




Elkins Park, Pennsylvania
September 20, 1995

                                                               AMERICAN BUSINESS
                                                        FINANCIAL SERVICES, INC.
                                                                AND SUBSIDIARIES


                                                                  BALANCE SHEETS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

June 30,                                                1996                1995
--------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                       $  5,345,269        $  4,734,368
Loan and lease receivables, net
     Available for sale                           17,625,178           8,668,956
     Other                                           534,325             328,401
Other receivables                                 14,090,542           4,237,072
Prepaid expenses                                   1,341,160             594,046
Property and equipment, net of accumulated
     depreciation and amortization                 1,452,895             687,678
Other assets                                       6,504,794           2,924,375
--------------------------------------------------------------------------------


Total assets                                    $ 46,894,163        $ 22,174,896
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                               AMERICAN BUSINESS
                                                        FINANCIAL SERVICES, INC.
                                                                AND SUBSIDIARIES

                                                                  BALANCE SHEETS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


June 30,                                                1996                1995


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
     Debt                                      $  35,987,401       $  17,824,007
     Accounts payable and accrued expenses         3,132,170           1,117,930
     Deferred income taxes                         1,506,271             704,304
     Other liabilities                             1,876,806             385,241
--------------------------------------------------------------------------------

TOTAL LIABILITIES                                 42,502,648          20,031,482

--------------------------------------------------------------------------------

COMMITMENT AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Preferred stock, no par value
       Authorized 1,000,000 shares
       Issued and outstanding none                         -                   -
     Common stock, par value $.001
       Authorized 9,000,000 shares
       Issued and outstanding 2,353,166 shares in
         1996 and 2,128,154 shares in 1995             2,353               2,128
     Additional paid-in capital                    1,931,699           1,331,892
     Retained earnings                             3,057,495             809,394

--------------------------------------------------------------------------------

                                                   4,991,547           2,143,414
     Less note receivable                            600,032                   -

--------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                         4,391,515           2,143,414

--------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $  46,894,163       $  22,174,896

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                               AMERICAN BUSINESS
                                                        FINANCIAL SERVICES, INC.
                                                                AND SUBSIDIARIES

                                                CONSOLIDATED STATMENTS OF INCOME

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

YEAR ENDED JUNE 30,                                     1996                1995
--------------------------------------------------------------------------------

REVENUES
     Gain on sales of loans                      $ 9,005,193         $ 1,442,961
     Interest and fees                             3,350,716           4,057,643
     Other income                                     22,824             143,473

--------------------------------------------------------------------------------

TOTAL REVENUES                                    12,378,733           5,644,077

--------------------------------------------------------------------------------

EXPENSES
     Interest                                      2,667,858           1,213,111
     Provision for credit losses                     681,228             165,143
     Payroll and related costs                     1,203,260             995,215
     Sales and marketing                           2,685,173           1,510,227
     General and administrative                    2,020,551             866,478

--------------------------------------------------------------------------------

TOTAL EXPENSES                                     9,258,070           4,750,174

--------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                         3,120,663             893,903

INCOME TAXES                                         801,967             312,866

--------------------------------------------------------------------------------

NET INCOME                                      $  2,318,696          $  581,037

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EARNINGS PER SHARE                              $       1.01          $      .27

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING      2,296,913           2,128,154

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                               AMERICAN BUSINESS
                                                        FINANCIAL SERVICES, INC.
                                                                AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


YEARS ENDED JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------

                                      COMMON STOCK
                              -------------------------
                                                            ADDITIONAL                         TOTAL
                                NUMBER OF                     PAID-IN        RETAINED  STOCKHOLDERS'
                                SHARES           AMOUNT       CAPITAL        EARNINGS         EQUITY

----------------------------------------------------------------------------------------------------
Balance, July 1, 1994          2,128,154       $  2,128   $  1,331,892     $  228,357   $  1,562,377

Net income                             -              -              -        581,037        581,037
----------------------------------------------------------------------------------------------------

Balance, June 30, 1995         2,128,154          2,128      1,331,892        809,394      2,143,414

Options exercised                225,012            225        599,807              -        600,032

Cash dividends ($.03 per share)      -              -              -        (70,595)       (70,595)

Net income                             -              -              -      2,318,696      2,318,696
-----------------------------------------------------------------------------------------------------

Balance, June 30, 1996         2,353,166       $  2,353   $  1,931,699   $  3,057,495   $  4,991,547
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                               AMERICAN BUSINESS
                                                        FINANCIAL SERVICES, INC.
                                                                AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     INCREASE (DECREASE) IN CASH

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


YEAR ENDED JUNE 30,                                                        1996                1995
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                     $  2,318,696          $  581,037
     Adjustments to reconcile net income to net
       cash (used in) provided by operating activities
          Gain on sales of loans/leases                               (8,969,880)         (1,442,961)
          Amortization of origination fees and costs                     305,136             528,554
          Amortization of deferred servicing rights                       69,489                   -
          Provision for credit losses                                    681,228             165,143
          Accounts written off                                          (129,063)            (87,885)
          Depreciation and amortization of property
            and equipment                                                318,493             177,632
          Amortization of financing and organization costs               505,012             436,260
          (Increase) decrease in accrued interest
            and fees on loan and lease receivables                      (268,010)            119,407
          Increase in deferred income taxes                              801,967             285,791
          Decrease (increase) in other receivables                       683,797            (328,081)
          (Increase) in prepaid expenses                                (747,114)           (241,164)
          Decrease (increase) in other assets                            332,009            (117,992)
          Increase in accounts payable and accrued expenses            2,014,240             328,022
          Increase in other liabilities                                1,491,565             316,868
-----------------------------------------------------------------------------------------------------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                     (592,435)            720,631

 ----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Loans and leases originated                                     (60,472,812)        (15,408,775)
     Loan and lease payments received                                  4,549,979           3,065,676
     Proceeds of loans sold                                           40,627,246           8,747,265
     Purchase of property and equipment                               (1,022,926)           (382,154)
     Decrease in securitization gain receivable                           58,693               9,958
     Principal receipts on investments                                    33,307               3,567
-----------------------------------------------------------------------------------------------------

NET CASH (USED) IN INVESTING ACTIVITIES                              (16,226,513)         (3,964,463)

-----------------------------------------------------------------------------------------------------

                                                               AMERICAN BUSINESS
                                                        FINANCIAL SERVICES, INC.
                                                                AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     INCREASE (DECREASE) IN CASH

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

YEAR ENDED JUNE 30,                                                      1996                1995
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Financing costs incurred                                      $    (662,950)      $    (483,732)
     Net proceeds of (principal payments on)
     revolving line of credit                                          2,348,465          (1,999,431)
     Principal payments on term notes payable, bank                            -            (245,555)
     Dividends paid                                                      (70,595)                  -
     Principal payments on note payable, other                            (5,606)             (4,814)
     Proceeds from issuance of subordinated debentures                19,687,982          12,049,581
     Principal payments on subordinated debentures                    (3,867,447)         (1,420,432)
-----------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                             17,429,849           7,895,617

-----------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                610,901           4,651,785

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           4,734,368              82,583

-----------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                             $   5,345,269        $  4,734,368
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for
     Interest                                                      $   1,183,745        $    706,506
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

     Income taxes                                                  $      78,475        $      8,250
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

     Noncash transactions recorded in connection with
      the sale of and foreclosure on loans receivable
          Increase in other receivables, securitization gains      $  10,595,960        $  3,271,770
          Increase in other assets
            Investment, held to maturity                               2,332,247             684,380
            Foreclosed real estate held for sale                         111,890             448,801
            Other holdings held for sale                                 308,933                   -
            Transfer from loans and leases, other                        (62,085)                  -
            Deferred servicing rights                                  1,165,000                   -
-----------------------------------------------------------------------------------------------------

                                                                   $  14,451,945        $  4,404,951
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                                                               AMERICAN BUSINESS
                                                        FINANCIAL SERVICES, INC.
                                                                AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     INCREASE (DECREASE) IN CASH

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


YEAR ENDED JUNE 30,                                                         1996                1995
-----------------------------------------------------------------------------------------------------
     Reclassification of other assets,
       leased equipment to fixed assets                                $  60,784                $  -
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

     Stock options for 225,012 shares of common stock were
       exercised.  Shares with a total price of $600,032 were
       issued in exchange for a note receivable of the
       same amount.
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                   SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                     AMERICAN BUSINESS FINANCIAL
                                                 SERVICES, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

The accompanying consolidated financial statements include the accounts of American Business Financial Services, Inc. ("ABFS") and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated.

The Company makes secured loans in the Mid-Atlantic Region and is subject to the risks of the real estate market in that area. The Company also makes business equipment leases and unsecured consumer loans. The Company securitizes its secured loans.

CASH EQUIVALENTS

Cash equivalents consist of short-term investments purchased with a maturity of three months or less.

LOAN AND LEASE RECEIVABLES AVAILABLE FOR SALE

Loan and lease receivables available for sale represent receivables that the Company generally intends to sell or securitize within the next twelve months. These assets are stated at the lower of cost (principal balance including unam-ortized origination costs/fees) or estimated market value in the aggregate. Market value is determined by most recent sale or securitization transactions.

The Company sells loans through secondary market securitizations and is subject to certain limited recourse provisions. Income is recorded at the time of sale approximately equal to the present value of the anticipated future cash flows ("residuals"), offset by unamortized loan origination costs/fees, related transaction expenses and estimated credit losses (see Note 3). Subsequent to the initial sale, securitization income is recorded in proportion to the actual cash flow received. To the extent that the anticipated cash flows exceed actual cash flows, losses are recognized through the use of an allowance account. If actual cash flows exceed anticipated cash flows, the allowance account is adjusted.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is based upon the Company's estimate of expected collectibility of loans and leases outstanding. The allowance is increased by periodic charges to operations as necessary.

ORIGINATION COSTS AND FEES AND AMORTIZATION

Direct origination costs, net of origination fees, are deferred and amortized over the contractual life of the receivable using the interest method. Unamortized amounts are recognized as (expense) income when the receivable is sold or paid in full.

PROPERTY AND EQUIPMENT AND DEPRECIATION AND AMORTIZATION

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line and declining balance methods over the estimated useful lives of the assets (ranging from 5 to 10 years). Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

FINANCING COSTS AND AMORTIZATION

Costs incurred in obtaining revolving lines of credit are amortized using the straight-line method over the terms of the agreements.

Financing costs incurred in connection with public offerings of debentures are amortized using the interest method over the term of the related debentures.

INVESTMENTS, HELD TO MATURITY

The investments classified as held to maturity consist of mortgage-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost, which approximates market.

Foreclosed property held for sale is stated at the lower of cost or fair market value.

INTEREST INCOME

Interest income from loan and lease receivables is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for ninety days or more. The accrual is resumed when the receivable becomes contractually current, and past due interest income is recognized at that time. In addition, a detailed review of receivables will cause earlier suspension if collection is doubtful.

INCOME TAXES

The Company files a consolidated federal income tax return.

The Company uses the liability method in accounting for income taxes.

Principal differences between the Company's financial and income tax reporting include amortization of loan and lease origination costs/fees, the allowance for credit losses, depreciation and amortization of property and equipment, securitization gains, servicing rights and net operating losses.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of shares out-standing; the effect of outstanding stock options is not dilutive.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1995 financial statements have been reclassified to conform with the 1996 presentation.

2. LOAN AND LEASE RECEIVABLES

JUNE 30,                                                    1996           1995
-------------------------------------------------------------------------------
Real estate secured loans                           $ 12,960,229    $ 4,761,778
Leases (net of unearned income of
  $1,136,621 and $557,880)                             4,393,713      2,034,981
Other loans                                              109,726      1,134,742
Unamortized origination
costs/fees                                               868,934        892,713
-------------------------------------------------------------------------------

Substantially all of the leases are sales-type leases whereby the lessee has the night to purchase the leased equipment at lease expiration for a nominal amount.

                                                      18,332,602      8,824,214
Less allowance for credit losses                         707,424        155,258
-------------------------------------------------------------------------------

LOAN AND LEASE RECEIVABLES, net                     $ 17,625,178    $ 8,668,956
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Substantially all of the leases are sales-type leases whereby the lessee has the right to purchase the leased equipment at lease expiration for a nominal amount.

The Company sells real estate secured loans through securitizations and retains collection and administrative responsibilities as servicer for the trusts holding the loans. Under terms of the sales, the purchasers have limited re-course ($2,834,783 at June 30, 1996) should certain amounts of the loans prove to be uncollectible. However, the Company believes that allowances established for these off-balance sheet instruments are adequate to provide for any amounts found to be uncollectible. At June 30, 1996, the uncollected balance of receivables securitized was approximately $42,100,000.

At June 30, 1996, the accrual of interest income was suspended on real estate secured loans of $599,564. Based on its evaluation of the collateral related to these loans, the Company expects to collect all contractual interest and principal.

At June 30, 1996, the contractual maturities of loan and lease receivables are as follows:


                               1997           1998           1999         2000            2001        Thereafter      Total
-----------------------------------------------------------------------------------------------------------------------------
Real estate
  secured loans          $1,175,085     $  369,635     $  422,257      $ 422,529      $ 477,495   $ 10,093,228   $ 12,960,229
Leases                    1,785,696      1,280,863        767,481        415,126        144,547              -      4,393,713
Other loans                  23,921         28,184         32,847         19,660          5,114              -        109,726
Unamortized origination
  costs/fees                614,865        132,547         70,126         34,644         13,712          3,040        868,934
-----------------------------------------------------------------------------------------------------------------------------

Total loans
  receivable             $3,599,567     $1,811,229     $1,292,711      $ 891,959      $ 640,868   $ 10,096,268   $ 18,332,602
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

3.   ALLOWANCE FOR CREDIT LOSSES

BALANCE, July 1, 1994                                              $    78,000
Provision for credit losses                                            165,143
Accounts written off                                                   (87,885)
-------------------------------------------------------------------------------

BALANCE, June 30, 1995                                                 155,258
Provision to credit losses                                             681,228
Accounts written off                                                  (129,062)
-------------------------------------------------------------------------------

BALANCE, June 30, 1996                                              $  707,424
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

4.OTHER RECEIVABLES

JUNE 30,                                                     1996         1995
-------------------------------------------------------------------------------

Sales of loans                                       $     86,090   $  415,521
Home equity loan fees                                     121,874      506,236
Residuals                                              13,447,674    2,969,812
Other                                                     434,904      345,503
-------------------------------------------------------------------------------
                                                      $14,090,542   $4,237,072
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

5. PROPERTY AND EQUIPMENT

JUNE 30,                                                     1996         1995
-------------------------------------------------------------------------------

Computer equipment and software                       $ 1,296,769    $ 754,732
Office furniture and equipment                            803,445      393,423
Leasehold improvements                                    171,542       49,999
-------------------------------------------------------------------------------
                                                        2,271,756    1,198,154

Less accumulated depreciation
  and amortization                                        818,861      510,476
-------------------------------------------------------------------------------

                                                       $1,452,895   $  687,678
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

6. OTHER ASSETS

JUNE 30,                                                     1996         1995
-------------------------------------------------------------------------------

Deposits                                               $  296,582   $  113,483
Debt offerings, line of credit,
  net of accumulated amortization
  of $1,074,212 in 1996 and
  $581,324 in 1995                                      1,138,455      968,393
Investments, held to maturity
  (mature in September 2004
  through April 2011)                                   2,834,783      680,813
Foreclosed property held for sale                         607,905      761,523
Servicing rights                                        1,387,511            -
Other                                                     239,558      400,163
-------------------------------------------------------------------------------

                                                      $ 6,504,794   $2,924,375
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


7. DEBT

JUNE 30,                                                     1996         1995
-------------------------------------------------------------------------------

Subordinated debentures, due
  September 1996 through June
  1998; interest at rates ranging
  from 8% to 12% payable quarterly;
  subordinated to all of the
  Company's senior indebtedness.                     $  1,345,421 $  1,422,421

Subordinated debentures, due
  July 1996 through June 2006;
  interest at rates ranging from
  7% to 10.50%; subordinated to
  all of the Company's senior
  indebtedness.                                        32,275,058   16,377,523

Note payable, $25,000,000 revolving
  line of credit expiring September
  1996; interest at LIBOR plus 1 1/4%
  (an effective rate of 6 3/4% at
  June 30, 1996) payable monthly;
  collateralized by loans receivable.                   2,348,465             -

JUNE 30,                                                     1996         1995
-------------------------------------------------------------------------------

Note payable in monthly installments
  of $655 including interest at 11.8%;
  final payment due in March 1999;
  collateralized by related equipment.                $    18,457  $    24,063
-------------------------------------------------------------------------------

                                                      $35,987,401  $17,824,007
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Principal payments on debt for the next five years are due as follows: year ending June 30, 1997 - $21,206,784; 1998 - $4,329,462; 1999 - $2,884,971; 2000 -
$1,995,153 and 2001 - $2,557,366.

Effective December 18, 1995, the Company authorized the issuance through a public offering of up to $50,000,000 of unsecured, subordinated debentures to be offered on an ongoing and continuous basis. During the year ended June 30, 1996, subordinated debentures of $16,810,707 were issued through this offering.

At June 30, 1996, the Company has available unused revolving lines of credit of $7,500,000 and $3,500,000, respectively. The lines expire in December 1996 and May 1998, respectively. Advances under the lines, if any, are collateralized by certain loans receivable. One of the loan agreements contains various re-strictive covenants, including the following: the Company must maintain (on a consolidated basis) a ratio of subordinated debt to bank debt (as defined) of not less than 1.50:1, a ratio of senior indebtedness to capital funds (as defined) of not more than .95:1, minimum capital funds (as defined) of $23,200,000, and minimum pre-tax income of $3,000,000, and may not pay any divi-dends in excess of the lesser of 33% of current year net income or $250,000.


8. COMMON AND PREFERRED STOCK

On May 31, 1996, the stockholders approved an amended and restated Certificate of Incorporation which increased the authorized common shares from five million shares to nine million shares and established a class of preferred shares with one million shares authorized.

On September 12, 1995, the Board of Directors declared a 3 for 2 stock split of common stock to stockholders of record on October 1, 1995. The stock split has been reflected in the June 30, 1995 consolidated financial statements.

9. STOCK OPTIONS

On May 31, 1996, the stockholders approved a non-employee director stock option plan which authorizes the grant to non-employee directors of options to purchase 135,000 shares of common stock at a price equal to the market price of the stock at the date of grant. Options are fully vested when granted and expire ten years after grant. At June 30, 1996, 45,000 shares were available for future grants under this plan. Transactions under this plan were as follows:


                                                        NUMBER OF    PRICE PER
                                                           SHARES        SHARE
-------------------------------------------------------------------------------
Options granted and
  outstanding, June 30,1996                                90,000      $  5.00

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The Company has an employee stock option plan which authorizes the grant to employees of options to purchase 375,000 shares of common stock at a price equal to the market price of the stock at the date of grant. Options are fully vested when granted and expire five to ten years after grant. At June 30, 1996, 83,988 shares were available for future grants under this plan. Transactions under the plan were as follows:

                                                        NUMBER OF    PRICE PER
                                                           SHARES        SHARE
-------------------------------------------------------------------------------


Options outstanding, July 1, 1994                         225,012        $2.67

Options granted                                            43,500         2.67
-------------------------------------------------------------------------------

Options outstanding, June 30, 1995                        268,512         2.67

Options granted                                            22,500         5.00

Options exercised                                        (225,012)        2.67
-------------------------------------------------------------------------------

Options outstanding, June 30, 1996                         66,000  $2.67-$5.00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

On September 29, 1995, options for 225,012 shares were exercised at $2.67 per share by an officer of the Company. The purchase price of $600,032 was advanced to the officer, by the Company, on a ten year loan with interest at 6.46%, payable annually. The loan is secured by 450,000 shares of the

Company's stock (at date of exercise, market value of collateral was approximately $1,200,000) and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

10. INCOME TAXES

The provision for income taxes consists of the following:

YEAR ENDED JUNE 30,                                          1996         1995
-------------------------------------------------------------------------------

Current
  Federal                                              $        -    $  27,075
  State                                                         -            -
-------------------------------------------------------------------------------

                                                                -       27,075
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Deferred
  Federal                                                 858,617      457,439
  State                                                   (56,650)    (171,648)
-------------------------------------------------------------------------------

                                                          801,967      285,791
-------------------------------------------------------------------------------

                                                       $  801,967    $ 312,866
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The current provision for federal income taxes for the year ended June 30, 1995 is net of the tax benefit of approximately $249,000 from the utilization of net operating loss carryforwards.

The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of:

JUNE 30,                                                     1996         1995
-------------------------------------------------------------------------------

Deferred income tax assets
  Allowance for credit losses                         $   287,214    $  62,568
  Net operating loss carryforwards                        461,954      126,435
  Loan and lease receivables                               68,058            -
  Accrued expenses                                        246,500            -
-------------------------------------------------------------------------------

                                                        1,063,726      189,003
Less valuation allowance                                  148,500      126,435
-------------------------------------------------------------------------------
                                                          915,226       62,568
-------------------------------------------------------------------------------

Deferred income tax liabilities
  Loan and lease origination costs/fees, net              368,849      365,679
  Book over tax basis of property
    and equipment                                         131,751       54,965
  Other receivables                                     1,548,423      346,228
  Servicing rights                                        372,474            -
-------------------------------------------------------------------------------
                                                        2,421,497      766,872
-------------------------------------------------------------------------------

Net deferred income tax liabilities                   $ 1,506,271   $  704,304
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The valuation allowance represents the income tax effect of State net operating loss carryforwards of the Company which are not presently expected to be utilized.

A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows:

YEAR ENDED JUNE 30,                                          1996         1995
-------------------------------------------------------------------------------

Federal income tax at statutory rates                  $ 1,061,005   $ 303,927
State income tax, net of federal tax benefit                    -      (48,614)
Nondeductible expenses                                     13,545       11,080
Increase in state tax valuation allowance                       -       46,453
Other, net                                               (272,583)          20
-------------------------------------------------------------------------------
                                                       $  801,967    $ 312,866
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $1,650,000 available to reduce future state income taxes for various states. If not used, substantially all of the carryforwards will expire at various dates from June 30, 1997 to June 30, 1999.

11. COMMITMENT AND CONTINGENCIES

COMMITMENT

The Company leases certain of its facilities under a five-year operating lease expiring in November 2000, at a minimum annual rental of $430,637. The lease contains a renewal option for an additional five year period at an increased annual rental. Rent expense under all operating leases for such facilities was $373,694 and $199,368 for the years ended June 30, 1996 and 1995, respectively.

CONTINGENCIES

A subsidiary of the Company makes home equity loans on behalf of unaffiliated lenders for a fee equal to a percentage of the loan amount. Certain agreements require that all or a portion of the fee be refunded if the loan is paid off during the first six to twelve months after origination. At June 30, 1996 and 1995, approximately $292,000 and $394,000, respectively, of fee income is subject to this provision. The actual amount of the fee refunded during the years ended June 30, 1996 and 1995, which was recorded as income prior to July 1, 1995 and 1994, was $138,187 and $14,267, respectively.

The Company is a defendant in a lawsuit filed by one of its competitors for alleged interference with existing contractual relations between the competitor and its customers and vendors. Currently, the Company is negotiating a settlement which is expected to be immaterial to the Company's operations.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

No market exists for certain of the Company's assets and liabilities, therefore, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates presented do not include the value of assets and liabilities that are not considered financial instruments.

The table below summarizes the information about the fair value of the financial instruments recorded on the Company's financial statements at June 30, 1996:

JUNE 30,                                                                  1996
-------------------------------------------------------------------------------
                                                        CARRYING          FAIR
                                                           VALUE         VALUE
-------------------------------------------------------------------------------
Assets
  Cash and cash equivalents                          $  5,345,269  $ 5,345,269
  Loans and leases available
    for sale                                           18,332,602   20,800,000
  Residuals                                            13,447,674   13,447,674

JUNE 30,                                                                  1996
-------------------------------------------------------------------------------
                                                         CARRYING         FAIR
                                                            VALUE        VALUE
-------------------------------------------------------------------------------

LIABILITIES
  Borrowings under revolving
    lines of credit                                    $ 2,348,465 $ 2,348,965
  Subordinated debentures                               33,620,479  33,620,479

The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

  CASH AND CASH EQUIVALENTS - For these short-term instruments the carrying amount is a reasonable estimate of the fair value.

  LOANS AND LEASES AVAILABLE FOR SALE - The Company has estimated the fair values reported based upon recent sales and securitizations.

  RESIDUALS - Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates.

  BORROWINGS UNDER REVOLVING LINES OF CREDIT - The carrying value reported approximates the fair value due to the short-term nature of the borrowings, and the variable rate of interest charged on the borrowings.

  SUBORDINATED DEBT - The fair value of fixed maturity subordinated debentures is estimated using the rates currently offered for debentures of similar maturities.


13. HEDGING TRANSACTIONS

The Company regularly securitizes and sells fixed rate mortgage loans. To offset the effects of interest rate fluctuations on the value of its fixed rate loans held for sale, the Company in certain cases will hedge its interest rate risk related to the loans held for sale by selling U.S. Treasury securities short. The Company classifies these sales as hedges of specific loans held for sale and does not record the derivative securities on its financial statements. The gain or loss derived from these sales is deferred and recognized as an adjustment to gain on sale of loans when the loans are securitized.

At June 30, 1996, the Company sold short $15,000,000 of U.S. Treasury securities due June 30, 1998 to settle on September 30, 1996. The deferred loss at June 30, 1996 was approximately $27,000.

During the year ended June 30, 1996, the Company included a gain of $35,312 on short sales of U.S. Treasury securities as part of gains on sales of loans.

---------------------------------------------
---------------------------------------------

No person is authorized to give any
information or to make any representation not contained or incorporated by reference in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof. This Prospectus, even when accompanied by an appropriate Prospectus
Supplement, does not constitute an offer to sell or solicitation of any offer to buy the Notes by anyone in any jurisdictions in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation of any offer to buy the Notes is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

           ___________________



            TABLE OF CONTENTS
                                    PAGE

Available Information. . . . . . . . . 2
Summary of Terms . . . . . . . . . . . 3
Highlights of Terms of Investment Notes
Offered. . . . . . . . . . . . . . . . 5
Risk Factors . . . . . . . . . . . . . 6
Selected Consolidated Financial Data .13
Use of Proceeds. . . . . . . . . . . .14
Description of the Investment Notes
   and the Indenture . . . . . . . . .15
Business . . . . . . . . . . . . . . .21
Management's Discussion and Analysis of
   Financial Condition and Results of
Operations . . . . . . . . . . . . . .29
Management . . . . . . . . . . . . . .39
Principal Stockholders . . . . . . . .45
Certain Relationships and Related
Transactions . . . . . . . . . . . . .47
Market for Common Equity and Related
   Shareholder Matters . . . . . . . .47
Plan of Distribution . . . . . . . . .47
Legal Matters. . . . . . . . . . . . .48
Experts. . . . . . . . . . . . . . . .48
Index to Consolidated Financial
Statements . . . . . . . . . . . . . F-1
Consolidated Financial Statements. . F-2





SUBORDINATED
INVESTMENT NOTES







AMERICAN BUSINESS
FINANCIAL SERVICES, INC.








                                                        PROSPECTUS













                                                 ___________________, 1996


---------------------------------------------
---------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws (the "Bylaws") of ABFS provide for indemnification of its directors and officers to the full extent permitted by Delaware law. In the event that the Delaware General Corporation Law (the "Corporation Law") is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Certificate of Incorporation and Bylaws provide the personal liability of the directors and officers of ABFS shall be so eliminated or limited.

     Section 145 of the Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

     Section 145 of the Corporation Law provides that a company may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Certificate of Incorporation and Bylaws of ABFS provide that ABFS shall pay such expenses.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses to be incurred in connection with the offering of the Investment Notes, other than underwriting discounts and commissions which ABFS does not anticipated paying:

     SEC Registration Fee+ . . . . . . . . . . . . . . . . .       $    25,862
     NASD Filing Fee . . . . . . . . . . . . . . . . . . . .             5,500
     Printing, Engraving and Mailing . . . . . . . . . . . .            21,000
     Legal Fees and Expenses . . . . . . . . . . . . . . . .            65,000
     Accounting Fees and Expenses  . . . . . . . . . . . . .            20,000
     Blue Sky Fees and Expenses  . . . . . . . . . . . . . .            11,000
     Miscellaneous . . . . . . . . . . . . . . . . . . . . .         1,300,000
                                                                   -----------

     TOTAL . . . . . . . . . . . . . . . . . . . . . . . . .        $1,448,362
                                                                   -----------
                                                                   -----------

________________________________
+    Exact; all other fees and expenses are estimates

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     On or about November 10, 1992, Geriaco International Incorporated ("Geriaco") (as ABFS was then known) issued 500,000 shares of its common stock to a certain entity in consideration of such entity's surrender of a previously issued warrant to purchase 500,000 shares of Geriaco common stock and an agreement by it that no accounts receivable were due from Geriaco. As a result of Geriaco's 547.7 for 1 reverse stock split, such entity currently owns 1,370 shares of ABFS common stock.

     On or about February 12, 1993, in connection with the consummation of a tender offer made by ABFS for all the issued and outstanding shares of common stock of ABC, ABFS issued an aggregate of 1,761,869 shares of its common stock, par value $.001 to the shareholders of ABC. Each share of ABC Class A common stock and Class B common stock was exchanged for 65.2 shares of the common stock of ABFS. Each share of ABC preferred stock was exchanged for 22.5 shares of the common stock of ABFS.

     On September 29, 1995, ABFS issued 225,012 shares of Common Stock to Anthony J. Santilli, President of ABFS, upon the exercise of stock options at a price of $2.67 per share.


     Exemption from registration for all issuances described above was claimed pursuant to Section 4(2) of the Securities Act of 1933, as amended, in reliance upon the fact that such sales did not involve a public offering. Therefore, such securities are subject to certain transfer restrictions.

ITEM 27.  FINANCIAL STATEMENTS AND EXHIBITS

     The following documents were filed as part of this Registration Statement.

     (a)  Financial Statements:

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

          Independent Auditors Reports

          Consolidated balance sheets as of June 30, 1996 and 1995

          Consolidated statements of income for the years ended
               June 30, 1996 and 1995

          Consolidated statements of stockholders' equity for the years ended June 30, 1996 and 1995

          Consolidated statements of cash flows for the years ended
               June 30, 1996 and 1995

          Notes to Consolidated Financial Statements

     (b)       Exhibits:


        Regulation S-B
        Exhibit Number                      Description
        --------------                      -----------
              3.1 Amended and Restated Certificate of Incorporation (Incorporated by reference from Exhibit 3.1 of the Annual Report on Form 10-KSB of ABFS for the fiscal year ended

        Regulation S-B
        Exhibit Number                      Description
        --------------                      -----------

                         June 30, 1996, File No. 0-22472, filed on September 27, 1996 ("the 1996 Form 10-KSB")).

              3.2 Amended and Restated Bylaws of ABFS (Incorporated by reference from Exhibit 3.2 of ABFS' Registration Statement on Form S-11, Registration No. 33-59042, filed on February 26, 1993 ("Form S-11")).

              4.1 Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form SB-2 Filed April 29, 1994, Registration Number 33-76390 (the "Form SB-2")).

              4.2* Form of Unsecured Investment Note issued pursuant to Indenture with First Trust National Association.

              4.3* Form of Indenture by and between ABFS and First Trust National Association.

              5.1*       Opinion of Blank Rome Comisky & McCauley.

             10.1 Loan and Security Agreement between Upland Mortgage and BankAmerica Business Credit, Inc. dated May 23, 1996 (Incorporated by reference from Exhibit 10.6 of the 1996 Form 10-KSB).

             10.2        Stock Option Plan (Incorporated by reference to Exhibit
                         10.2 of Form S-11).

             10.3 Stock Option Award Agreement (Incorporated by reference to Exhibit 10.1 of Form S-11).

             10.4 Line of Credit Agreement by and between American Business Credit, Inc. and Eagle National Bank (Incorporated by reference to Exhibit 10.4 of Amendment No. 1 on Form SB-2, Registration No. 33-59042, filed on April 29, 1993 (the "1993 SB-2")).

             10.5 Agreement dated April 12, 1993 between American Business Credit, Inc. and Eagle National Bank (Incorporated by reference to Exhibit 10.5 of the 1993 SB-2).

             10.6 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.12 of the 1996 Form 10-KSB).

             10.7 Form of Option Award Agreement for Non-Employee Directors Plan (Incorporated by reference from Exhibit
                         10.13 of the 1996 Form 10-KSB).

             10.8 Interim Warehouse and Security Agreement between Upland Mortgage and Prudential Securities Realty Funding

        Regulation S-B
        Exhibit Number                      Description
        --------------                      -----------

                         Corporation dated April 25, 1996 (Incorporated by reference from Exhibit 10.14 of the 1996 Form 10-KSB).

             10.9 Lease dated January 7, 1994 by and between TWC Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference from Registration Statement on Form SB-2 filed March 15, 1994, File No. 33-76390).

             10.10 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference from
                         Exhibit 10.9 to ABFS' Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 10-KSB")).

             10.11 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from
                         Exhibit 10.10 to the 1995 10-KSB).

             10.12 Third Amendment to Lease between TWC Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference from Exhibit 10.11 to the 1995 10-KSB).

             10.13       Revolving Credit and Security Agreement dated
                         August 12, 1994 between ABFS, American Business Credit, Inc., HomeAmerican Credit, Inc. and Meridian Bank (Incorporated by reference from Exhibit 10.7 to the 1995 10-KSB).

             10.14* Promissory Note of Anthony J. Santilli, Jr. and Stock Pledge Agreement dated September 29, 1995.

             16. Letter on Change in Certifying Accountant (Incorporated by reference from ABFS' Current Report on Form 8-K dated March 11, 1996, File No. 0-22472).

             21. Subsidiaries of ABFS (Incorporated by reference from Exhibit 21 to the 1996 Form 10-KSB).
             23.1        Consent of Fishbein & Company, P.C.

             23.2*       Consent of Blank Rome Comisky & McCauley (See Exhibit
                         5.1).
             23.3        Consent of BDO Seidman LLP.

             24.1* Power of attorney (included on page II-6 of the Registration Statement filed October 26, 1995).

             25.1* Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

        Regulation S-B
        Exhibit Number                      Description
        --------------                      -----------

             27          Financial Data Schedule.

             99.1*       Form of Prospectus Supplement.


          Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-B for a Registration Statement on Form SB-2.

-------------------------------
* Previously filed.

ITEM 28.  UNDERTAKINGS.

          (a) As to Rule 415.

              The Undersigned registrant will:

              (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act.

                  (ii) to reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

                  (iii) to include any additional or changed material information on the plan of distribution.

              (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

              (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

          (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (f) (1) For determining any liability under the Securities Act, ABFS will treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or

497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

              (2) For determining any liability under the Securities Act, ABFS will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of these securities.

                                   SIGNATURES

          In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Commonwealth of Pennsylvania.

                              AMERICAN BUSINESS FINANCIAL SERVICES, INC.


Date:   September 27, 1996    By: /s/ Anthony J. Santilli, Jr.
                                  ---------------------------------------------
                                  Anthony J. Santilli, Jr., Chairman, President, Chief Executive Officer, Chief Operating Officer, Treasurer and Director (Duly Authorized Officer)


                          ----------------------------

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities and on September 27, 1996.



       SIGNATURE                      CAPACITY                   DATE

 /s/ Anthony J. Santilli, Jr.      Chairman, President,    September 27, 1996
 ---------------------------       Chief Executive
 Anthony J. Santilli, Jr.          Officer, Chief
                                   Operating Officer,
                                   Treasurer and
                                   Director (Principal
                                   Executive and
                                   Operating Officer)

 /s/ David M. Levin                Senior Vice              September 27, 1996
 ---------------------------       President-Finance and
 David M. Levin                    Chief Financial
                                   Officer (Principal
                                   Financial and
                                   Accounting Officer)


 /s/ Leonard Becker                Director                 September 27, 1996
 ----------------------------
 Leonard Becker

 /s/ Richard Kaufman               Director                 September 27, 1996
 ----------------------------
 Richard Kaufman


 ----------------------------      Director                 --------------------
 Harold E. Sussman


 ----------------------------      Director                 --------------------
 Michael DeLuca

                                  EXHIBIT INDEX


S-B EXHIBIT NUMBER                 DESCRIPTION

          23.1                Consent of Fishbein & Company, P.C.

          23.3                Consent of BDO Seidman LLP

          27                  Financial Data Schedule